SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2011
Shaw Communications Inc.
(Translation of registrant’s name into English)
Suite 900, 630 — 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐ Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	June 29, 2011
Shaw Communications Inc.

By:	/s/ Steve Wilson Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE
Shaw announces third quarter financial and operating results
Calgary, Alberta (June 29, 2011) — Shaw Communications Inc. announced results for the third quarter ended May 31, 2011. Consolidated revenue for the quarter and year-to-date of $1.28 billion and $3.56 billion, respectively, was up 36% and 28% over the comparable periods last year. Total operating income before amortization1 of $580 million and $1.55 billion, respectively, improved 33% and 16% over the same periods last year.
Free cash flow1 for the three and nine month periods was $242 million and $554 million, respectively, compared to $151 million and $446 million for the comparable periods last year. The current quarter increased over the comparable period primarily due to the addition of Shaw Media and higher free cash flow from the Cable division. The current nine month period included free cash flow from Shaw Media, for the period October 27 to May 31, partially reduced by the one-time CRTC Part II fee recovery last year.
Chief Executive Officer Brad Shaw said, “Our third quarter financial results reflect a marked improvement over the second quarter and include a partial quarter of cost savings that resulted from the actions we undertook to streamline our organizational structure. Shaw continues to be one of North America’s most successful cable operators and we are committed to delivering value to our shareholders.”
Mr. Shaw continued “We remain focused on continuous innovation and product leadership to enhance the customer experience. During the quarter we increased internet speeds, upgrading all of our Extreme customers from 15 Mbps to 25 Mbps, and after consultations with our customers, announced new packaging and pricing of our Internet products providing customers with industry leading performance, choice, and greater value. We also launched the new Shaw Gateway television product, providing the next generation in television viewing with advanced features and home networking capability, bringing together the power of broadband and high-definition technology that will be the centre of a connected home.”
The new Internet packages will be available in two phases with the second phase tied to a major upgrade of the network scheduled over the next 16 months. Phase 1 of the new offerings, available currently, allow for download speeds of up to 100Mbps and increased data limits including unlimited options. The second phase will allow higher download and upload speeds of 250Mbps and 15Mbps respectively.
During the quarter the Shaw Plan Personalizer (“SPP”) was also launched, enabling customers to customize their core entertainment service needs by building their own Television, Internet and optional Personal Home Phone package at value pricing.

Net income of $203 million or $0.45 per share for the quarter ended May 31, 2011 compared to $158 million or $0.37 per share for the same period last year. Net income for the first nine months of the year was $390 million or $0.86 per share compared to $411 million or $0.95 per share last year. All periods included non-operating items which are more fully detailed in Management’s Discussions and Analysis (MD&A).2 The current year-to-date period included a charge of $139 million for the discounted value of the $180 million CRTC benefit obligation related to the acquisition of Shaw Media, as well as business acquisition, integration and restructuring expenses of $90 million. The prior nine month period included debt retirement costs and amounts related to financial instruments of $82 million and $46 million, respectively. Excluding the non-operating items, net income for the three and nine month periods ended May 31, 2011 would have been $223 million and $541 million respectively, compared to $162 million and $481 million in the same periods last year.
Revenue in the Cable division was up 5% and 6% for the three and nine month periods, respectively, to $785 million and $2.31 billion. The improvement was primarily driven by rate increases and growth. Operating income before amortization for the quarter of $388 million was up 7% over the comparable quarter. Excluding the one-time CRTC Part II fee recovery last year, operating income before amortization for the year-to-date period increased 5%.
Revenue in the Satellite division was $210 million and $620 million for the quarter and year-to-date periods, respectively, up 3% over each of the comparable periods. Operating income before amortization for the current three month period of $76 million improved 4% over the same period last year. Excluding the one-time Part II fee recovery, operating income before amortization for the year-to-date period of $216 million improved 2% over the same period last year.
Quarterly revenue and operating income before amortization in the Media division was $312 million and $117 million, respectively. Revenue and operating income before amortization for the period from October 27, 2010 to May 31, 2011 was $681 million and $240 million, respectively. For informational purposes, on a comparative basis to last year, Media revenues for each of the three and full nine month periods were up approximately 8%, and operating income before amortization, excluding the impact of the one-time Part II fee recovery last year, improved 17% and 19%, respectively.
On May 31, 2011 Shaw completed an offering of 12,000,000 Cumulative Redeemable Rate Reset Preferred Shares resulting in gross proceeds of $300 million. The net proceeds will be used for working capital and general corporate purposes.
During the quarter approximately 550 employee positions were eliminated, including 150 at the management level. The restructuring costs were $29 million and the annual savings, including other expense reductions, are in excess of $50 million.
“Pricing consistent with product value and timely initiatives undertaken during the quarter to drive efficiencies through focused cost containment and reductions have us on track to achieve our financial guidance, including consolidated fiscal 2011 free cash flow of approximately $600 million.” said Mr. Shaw.

In closing Mr. Shaw emphasized, “Shaw’s strong management team and staff across the Company continue to execute on our strategy to maximize shareholder value through leveraging our network infrastructure, and offering our customers leading edge products and services that provide value to both Shaw and the customer. Our strategy has served our stakeholders well over the years and continues to drive us forward as a successful operator in this evolving and highly competitive landscape. “
Shaw Communications Inc. is a diversified communications and media company, providing consumers with broadband cable television, High-Speed Internet, Home Phone, telecommunications services (through Shaw Business), satellite direct-to-home services (through Shaw Direct) and engaging programming content (through Shaw Media). Shaw serves 3.4 million customers, through a reliable and extensive fibre network. Shaw Media operates one of the largest conventional television networks in Canada, Global Television, and 18 specialty networks including HGTV Canada, Food Network Canada, History Television and Showcase. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX — SJR.B, NYSE — SJR).
The accompanying Management’s Discussion and Analysis forms part of this news release and the “Caution Concerning Forward Looking Statements” applies to all forward-looking statements made in this news release.
For more information, please contact:
Shaw Investor Relations
Investor.relations@sjrb.ca

1	See definitions and discussion under Key Performance Drivers in MD&A.

2	See reconciliation of Net Income in Consolidated Overview in MD&A

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
MAY 31, 2011
June 29, 2011
Certain statements in this report may constitute forward-looking statements. Included herein is a “Caution Concerning Forward-Looking Statements” section which should be read in conjunction with this report.
The following should also be read in conjunction with Management’s Discussion and Analysis included in the Company’s August 31, 2010 Annual Report including the Consolidated Financial Statements and the Notes thereto and the unaudited interim Consolidated Financial Statements and the Notes thereto of the current quarter.
CONSOLIDATED RESULTS OF OPERATIONS
THIRD QUARTER ENDING MAY 31, 2011
Selected Financial Highlights

	Three months ended May 31,			Nine months ended May 31,
			Change			Change
($000’s Cdn except per share amounts)	2011	2010	%	2011	2010	%
Operations:
Revenue	1,284,688	943,632	36.1	3,560,204	2,778,708	28.1
Operating income before amortization (1)	579,575	435,822	33.0	1,547,453	1,335,599	15.9
Operating margin (1) (2) (3)	45.1%	46.2%	(1.1)	43.5%	45.4%	(1.9)
Funds flow from operations (4)	430,305	350,810	22.7	1,077,642	1,047,968	2.8
Net income	202,670	158,216	28.1	390,301	411,157	(5.1)
Per share data:
Earnings per share — basic and diluted	$0.45	$0.37		$0.86	$0.95
Weighted average participating shares outstanding during period (000’s)	434,816	432,323		434,346	432,595

(1)	See definition under Key Performance Drivers in Management’s Discussion and Analysis.

(2)	Operating margin is adjusted to exclude the one-time CRTC Part II recovery for the nine months ended May 31, 2010. Including the one-time CRTC Part II recovery, the operating margin would be 48.1%.

(3)	Operating margin has declined in the three and nine month periods compared to last year mainly due to the inclusion of the new Media segment.

(4)	Funds flow from operations is before changes in non-cash working capital balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.
Subscriber Highlights

		Growth
	Total	Three months ended May 31,		Nine months ended May 31,
	May 31, 2011	2011	2010	2011	2010
Subscriber statistics:
Basic cable customers	2,299,527	(13,577)	2,322	(34,781)	(149)
Digital customers	1,767,740	19,202	87,092	116,821	273,895
Internet customers (including pending installs)	1,859,555	11,165	25,661	40,689	88,638
Digital phone lines (including pending installs)	1,210,064	31,404	66,123	113,758	182,506
DTH customers	908,077	1,644	1,856	2,281	4,024

Shaw Communications Inc.
Additional Highlights
•	Revenue of $1.28 billion and $3.56 billion for the three and nine month periods improved 36.1% and 28.1% over the comparable periods last year.

•	Free cash flow for the quarter and year-to-date periods was $242.0 million and $554.0 million, respectively, compared to $150.9 million and $445.8 million for the same periods last year.

•	In March 2011 Shaw implemented various cost saving initiatives including staff reductions and a review of overhead expenses to drive efficiencies and enhance competitiveness.

•	In May 2011 Shaw commenced to issue from treasury Class B Shares distributed under its Dividend Reinvestment Plan (“DRIP”) and is also offering a 2% discount under the DRIP.

•	On May 31, 2011 Shaw completed an offering of 12,000,000 Cumulative Redeemable Rate Reset Preferred Shares resulting in gross proceeds of $300 million.
Consolidated Overview
Consolidated revenue of $1.28 billion and $3.56 billion for the three and nine month periods, respectively, improved 36.1% and 28.1% over the same periods last year. The improvement was primarily due to the acquisition of Shaw Media, as well as rate increases and growth in the Cable and Satellite divisions.
Consolidated operating income before amortization for the three and nine month periods of $579.6 million and $1.55 billion, respectively, increased 33.0% and 15.9% over the same periods last year. Both periods benefitted from the acquisition of Shaw Media as well as core revenue related growth, partially offset by increased sales and marketing, and programming costs. Employee related costs were up modestly over the prior period benefitting from the restructuring initiatives completed midway through the current quarter. The current year-to-date period also included the impact of the retroactive support structure rate increases. The prior year-to-date period benefitted from a one-time CRTC Part II fee recovery of $75.3 million.
Net income was $202.7 million and $390.3 million for the three and nine months ended May 31, 2011, respectively, compared to $158.2 million and $411.2 million for the same periods last year. Non-operating items affected net income in all periods. The current quarter included $29.4 million in restructuring expenses related to the cost savings initiatives undertaken. The current year-to-date period included a charge of $139.1 million for the discounted value of the $180.0 million CRTC benefit obligation, net of incremental revenues, related to the Media acquisition, as well as business acquisition, integration and restructuring expenses of $90.2 million. The prior year-to-date period included debt retirement costs and amounts related to financial instruments of $81.6 million and $47.3 million, respectively. Outlined below are further details on these and other operating and non-operating components of net income for each period.

Shaw Communications Inc.

	Nine months ended	Operating net	Non-	Nine months ended	Operating net	Non-
($000’s Cdn)	May 31, 2011	of interest	operating	May 31, 2010	of interest	operating
Operating income	996,911			852,597
Amortization of financing costs — long-term debt	(3,206)			(3,015)
Interest expense — debt	(243,643)			(185,507)

Operating income after interest	750,062	750,062	—	664,075	664,075	—
Debt retirement costs	—	—	—	(81,585)	—	(81,585)
Gain on repurchase of debt	9,981	—	9,981	—	—	—
CRTC benefit obligation	(139,098)	—	(139,098)	—	—	—
Business acquisition, integration and restructuring expenses	(90,243)	—	(90,243)	—	—	—
Loss on derivative instruments	(25,780)	—	(25,780)	(45,783)	—	(45,783)
Accretion of long-term liabilities	(10,862)	—	(10,862)	(1,497)	—	(1,497)
Foreign exchange gain on unhedged long-term debt	23,376	—	23,376	—	—	—
Other gains	6,878	—	6,878	8,342	—	8,342

Income (loss) before income taxes	524,314	750,062	(225,748)	543,552	664,075	(120,523)
Current income tax expense (recovery)	160,278	193,616	(33,338)	127,332	157,005	(29,673)
Future income tax expense (recovery)	(12,176)	15,051	(27,227)	2,363	26,037	(23,674)

Income (loss) before following	376,212	541,395	(165,183)	413,857	481,033	(67,176)
Equity income (loss) on investees	14,089	—	14,089	(2,700)	—	(2,700)

Net income (loss)	390,301	541,395	(151,094)	411,157	481,033	(69,876)

	Three months ended	Operating net	Non-	Three months ended	Operating net	Non-
($000’s Cdn)	May 31, 2011	of interest	operating	May 31, 2010	of interest	operating
Operating income	401,006			277,280
Amortization of financing costs — long-term debt	(1,097)			(962)
Interest expense — debt	(89,711)			(61,797)

Operating income after interest	310,198	310,198	—	214,521	214,521	—
Gain on repayment of debt	—	—	—	—	—	—
Business acquisition, integration and restructuring expenses	(29,361)	—	(29,361)	—	—	—
Loss on derivative instruments	(3,016)	—	(3,016)	(487)	—	(487)
Accretion of long-term liabilities	(5,049)	—	(5,049)	(644)	—	(644)
Foreign exchange gain on unhedged long-term debt	791	—	791	—	—	—
Other gains (losses)	346	—	346	(1,013)	—	(1,013)

Income (loss) before income taxes	273,909	310,198	(36,289)	212,377	214,521	(2,144)
Current income tax expense (recovery)	48,428	67,416	(18,988)	22,051	40,001	(17,950)
Future income tax expense (recovery)	23,066	19,435	3,631	29,410	13,000	16,410

Income (loss) before following	202,415	223,347	(20,932)	160,916	161,520	(604)
Equity income on investees	255	—	255	(2,700)	—	(2,700)

Net income (loss)	202,670	223,347	(20,677)	158,216	161,520	(3,304)

Shaw Communications Inc.
The changes in net income are outlined in the table below.

	May 31, 2011 net income compared to:
	Three months ended		Nine months ended
(000’s Cdn)	February 28, 2011	May 31, 2010	May 31, 2010
Increased operating income before amortization	85,051	143,753	211,854
Decreased (increased) amortization	12,654	(20,162)	(67,731)
Increased interest expense	(4,474)	(27,914)	(58,136)
Change in net other costs and revenue (1)	(41,583)	(31,190)	(88,436)
Increased income taxes	(16,277)	(20,033)	(18,407)

	35,371	44,454	(20,856)

(1)
Net other costs and revenue includes debt retirement costs, gain on repurchase of debt, the CRTC benefit obligation, business acquisition, integration and restructuring expenses, loss on derivative instruments, accretion of long-term liabilities, foreign exchange gain on unhedged long-term debt, other gains and equity income (loss) on investees as detailed in the unaudited interim Consolidated Statements of Income and Retained Earnings.

Basic earnings per share were $0.45 and $0.86 for the quarter and nine months, respectively compared to $0.37 and $0.95 in the same periods last year. The improvement in the quarter was primarily due to increased operating income before amortization of $143.8 million partially offset by higher net other costs and revenue of $31.2 million and increased interest, amortization and income taxes of $27.9 million, $20.2 million and $20.0 million, respectively. The change in net other costs and revenue was primarily due to restructuring costs in the current period. The year-to-date decrease was primarily due to higher net other costs and revenue of $88.4 million and increased amortization, interest and taxes of $67.7 million, $58.1 million and $18.4 million, respectively, partially offset by improved operating before amortization of $211.9 million. The change in net other costs and revenue was primarily due to amounts related to the CRTC benefit obligation and various acquisition, integration and restructuring costs in the current period partially offset by debt retirement costs and amounts related to financial instruments associated with the early redemption of the three series of US senior notes in the prior year. The prior nine month period operating income before amortization included a one-time CRTC Part II fee recovery of $75.3 million which was offset in the current period by amounts related to Shaw Media and growth in the Cable and Satellite divisions.
Net income in the current quarter increased $35.4 million compared to the second quarter of fiscal 2011 mainly due to improved operating income before amortization of $85.1 million and lower amortization of $12.7 million partially offset by higher other costs and revenue and income taxes of $41.6 million and $16.3 million, respectively. The change in net other costs and revenue was primarily due to restructuring costs in the current period.
Free cash flow for the quarter and year-to-date periods of $242.0 million and $554.0 million, respectively, compared to $150.9 million and $445.8 million in the same periods last year. The improvement in the current quarter was mainly due to increased operating income before amortization related to the acquisition of the Media division as well as growth in the Cable division, partially reduced by higher interest and taxes. The year-to-date improvement was due to the Shaw Media acquisition and growth in the Cable and Satellite divisions, partially reduced by a one time Part II fee recovery last year. The Cable division generated $132.4 million of free cash flow for the quarter compared to $112.8 million in the comparable period. The Satellite division achieved free cash flow of $41.0 million for the three month period compared to $38.1 million last year. The Media division generated $68.6 million of free cash flow for the quarter.

Shaw Communications Inc.
In March 2011 Shaw implemented various cost saving initiatives including staff reductions and a review of overhead expenses to drive efficiencies and enhance competitiveness. Approximately 550 employee positions were eliminated, including 150 at the management level. The restructuring costs incurred in the quarter were $29.4 million and the annual savings is in excess of $50 million. The majority of the staff reductions were in the Cable division, representing approximately 5% of the division’s employee workforce.
In May 2011 Shaw commenced to issue from treasury Class B Shares distributed under its DRIP and also started offering a 2% discount under the DRIP. Effective with the May 2011 dividend payment shareholders holding approximately 30% of the common shares outstanding were registered under the DRIP automatically reinvesting their dividends to increase their investment in the Company.
On May 31, 2011 Shaw completed an offering of 12,000,000 Cumulative Redeemable Rate Reset Preferred Shares, Series A (“Series A Shares”) resulting in gross proceeds of $300 million. The net proceeds will be used for working capital and general corporate purposes. The Series A Shares are listed on the Toronto Stock Exchange under the ticker symbol SJR.PR.A.
Key Performance Drivers
The Company’s continuous disclosure documents may provide discussion and analysis of non-GAAP financial measures. These financial measures do not have standard definitions prescribed by Canadian GAAP or US GAAP and therefore may not be comparable to similar measures disclosed by other companies. The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others, utilize these measures in assessing the Company’s operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. These non-GAAP financial measures have not been presented as an alternative to net income or any other measure of performance required by Canadian or US GAAP.
The following contains a listing of non-GAAP financial measures used by the Company and provides a reconciliation to the nearest GAAP measurement or provides a reference to such reconciliation.
Operating income before amortization and operating margin
Operating income before amortization is calculated as revenue less operating, general and administrative expenses and is presented as a sub-total line item in the Company’s unaudited interim Consolidated Statements of Income and Retained Earnings. It is intended to indicate the Company’s ability to service and/or incur debt, and therefore it is calculated before amortization (a non-cash expense) and interest. Operating income before amortization is also one of the measures used by the investing community to value the business. Operating margin is calculated by dividing operating income before amortization by revenue.
Free cash flow
The Company utilizes this measurement as it measures the Company’s ability to repay debt and return cash to shareholders.

Shaw Communications Inc.
Free cash flow for cable and satellite is calculated as operating income before amortization, less interest, cash taxes paid or payable, capital expenditures (on an accrual basis and net of proceeds on capital dispositions) and equipment costs (net) and adjusted to exclude stock-based compensation expense.
Commencing in 2011 with respect to the new Media segment, free cash flow will be determined as detailed above and in addition, Shaw will deduct cash amounts associated with funding the new and assumed CRTC benefit obligation related to the acquisition of Shaw Media as well as exclude the non-controlling interest amounts that are consolidated in the operating income before amortization, capital expenditure and cash tax amounts.
Free cash flow is calculated as follows:

	Three months ended May 31,		Nine months ended May 31,
($000’s Cdn)	2011	2010 (2)	2011	2010 (2)
Cable free cash flow (1)	132,410	112,773	319,163	327,697
Combined satellite free cash flow (1)	41,030	38,097	102,062	118,121
Media free cash flow (1)	68,586	—	132,765	—

Free cash flow	242,026	150,870	553,990	445,818

(1)	Reconciliations of free cash flow for cable, satellite and media are provided under “Cable — Financial Highlights”, “Satellite — Financial Highlights” and “Media — Financial Highlights”.

(2)
The presentation of segmented free cash flow has been adjusted to reflect on a gross basis to include intersegment transactions. As a result, Cable free cash flow has decreased and Combined satellite free cash flow has increased by $843 for the three month period and $2,540 for the nine month period.

Shaw Communications Inc.
CABLE
FINANCIAL HIGHLIGHTS

	Three months ended May 31,			Nine months ended May 31,
			Change			Change
($000’s Cdn)	2011	2010 (3)%		2011	2010 (3)%
Revenue	784,671	746,322	5.1	2,311,905	2,189,505	5.6

Operating income before amortization (1)	387,751	363,096	6.8	1,099,316	1,097,821	0.1

Capital expenditures and equipment costs (net):
New housing development	19,170	20,172	(5.0)	65,309	62,613	4.3
Success based	43,060	51,150	(15.8)	148,741	159,652	(6.8)
Upgrades and enhancement	61,786	59,034	4.7	185,869	184,018	1.0
Replacement	10,266	15,838	(35.2)	33,021	42,148	(21.7)
Buildings/other	17,660	25,305	(30.2)	53,000	52,911	0.2

Total as per Note 2 to the unaudited interim Consolidated Financial Statements	151,942	171,499	(11.4)	485,940	501,342	(3.1)

Free cash flow before the following	235,809	191,597	23.1	613,376	596,479	2.8
Less:
Interest expense	(61,570)	(51,849)	18.7	(170,417)	(161,767)	5.3
Cash taxes	(45,100)	(31,001)	45.5	(134,100)	(119,005)	12.7

Other adjustments:
Non-cash stock based compensation	3,271	4,026	(18.8)	10,304	11,990	(14.1)

Free cash flow (1)	132,410	112,773	17.4	319,163	327,697	(2.6)

Operating margin (1) (2)	49.4%	48.7%	0.7	47.6%	47.9%	(0.3)

(1)	See definitions and discussion under Key Performance Drivers in Management’s Discussion and Analysis.

(2)	Operating margin is adjusted to exclude the one-time CRTC Part II fee recovery in the nine months ended May 31, 2010. Including the one-time CRTC Part II recovery, operating margin would be 50.1%.

(3)
The presentation of segmented free cash flow has been adjusted to reflect on a gross basis to include intersegment transactions. As a result, for the three month period revenue has increased by $1,111 and operating income before amortization and free cash flow have decreased by $843, for the nine month period revenue has increased by $3,533 and operating income before amortization and free cash flow have decreased by $2,540.

Operating Highlights
•	Digital customers increased 19,202 during the quarter to 1,767,740. Shaw’s Digital penetration of Basic is now 76.9%, up from 70.7% and 56.7% at August 31, 2010 and 2009, respectively.

•
Digital Phone lines increased 31,404 during the three month period to 1,210,064 lines and Internet was up 11,165 to total 1,859,555 as at May 31, 2011. During the quarter Basic cable subscribers decreased 13,577.

Cable revenue for the three and nine month periods of $784.7 million and $2.31 billion improved 5.1% and 5.6%, respectively, over the comparable periods last year. The quarter and year-to-date growth was driven by rate increases and customer growth in Digital Phone and Internet partially offset by higher promotional activity and lower Basic subscribers.

Shaw Communications Inc.
Operating income before amortization of $387.8 million for the quarter improved 6.8% over the same period last year. The year-to-date amount of $1.10 billion increased 4.8% over last year excluding the prior period one-time CRTC Part II fee recovery of $48.7 million. The revenue related growth in the quarter was partially reduced by higher programming costs, and marketing and sales related expenses. Employee related costs were up modestly over the comparable period reflecting the benefit of the restructuring initiatives completed midway through the current quarter. The year-to-date improvement was driven by the revenue related growth partially offset by employee related costs, higher programming, marketing and sales expenses. Both current periods were also impacted by the CRTC decision approving a retroactive rate increase in support structure charges by ILECs with the year-to-date period including the impact of the retroactive increase and the current quarter reflecting the ongoing higher costs.
Revenue increased $15.3 million over the second quarter of fiscal 2011 primarily due to rate increases, lower promotional activity, customer growth in Internet and Digital Phone, partially offset by lower Basic subscribers. Operating income before amortization improved $24.0 million over this same period primarily due to the revenue related growth and lower employee related costs due to the restructuring initiatives undertaken in the quarter partially offset by higher marketing and sales costs.
Total capital investment of $151.9 million and $485.9 million for the quarter and year-to-date decreased $19.6 million and $15.4 million, respectively, over the comparable periods last year. Success based capital declined $8.1 million and $10.9 million over the comparable three and nine month periods mainly due to lower digital set top rental deployment. Year-to-date success based spend also benefitted from reduced purchasing of Digital Phone customer premise equipment mainly due to bulk purchasing done at the end of the prior year.
Investment in Upgrades and enhancement and Replacement categories combined decreased by $2.8 million and $7.3 million for the quarter and year-to-date periods, respectively, compared to the same periods last year. Both the current quarter and year-to-date investment included higher spending on fibre, node segmentation, and internet growth and capacity enhancements which was more than offset by lower spending in the current periods on Digital Phone infrastructure, back office monitoring equipment, and automotive.
Buildings and Other decreased $7.6 million compared to the three month period last year mainly due to reduced investment in various facilities projects as well as lower spend related to back office and customer support systems. The year-to-date spend was comparable to the prior year.
Spending in new housing development increased $2.7 million over the comparable nine month period last year mainly due to higher activity.
As at May 31, 2011 Shaw had 1,859,555 Internet customers which represents an 80.9% penetration of Basic. During the quarter Shaw announced new market leading internet packages in response to the Company’s customer consultation sessions held earlier this year. The new packages provide higher download speeds including 100Mbps packaging, and increase data limits including unlimited options. As part of this new model of Internet services the Company announced a major upgrade to its network over the next 16 months which will allow even higher download and upload speeds of 250Mbps and 15Mbps respectively. The Company also implemented an automatic upgrade for all of its Extreme customers from 15 Mbps to 25Mbps.

Shaw Communications Inc.
During the quarter Shaw continued to grow its Digital customer base and Digital penetration of Basic at May 31, 2011 was 76.9%, up from 70.7% at August 31, 2010. Shaw now has approximately 875,000 HD capable customers who have access to over 120 HD channels and even greater choice through 1,200 HD titles through Shaw VOD.
As part of the new Internet offerings, Shaw is undergoing a major network upgrade in converting the television analog tiers to digital over the next 16 months. The network upgrade will significantly increase the Digital customer footprint and provide increased capacity for HD and On Demand programming. During the quarter the Company also launched the Shaw Gateway, the new standard in connected entertainment that combines the delivery of shared PVR, On Demand entertainment and home networking capability that will allow customers to share pictures and content from their computer onto their television.
Subscriber Statistics

			May 31, 2011
			Three months ended		Nine months ended
				Change		Change
	May 31, 2011	August 31, 2010(1)	Growth	%	Growth	%
CABLE:
Basic service:
Actual	2,299,527	2,334,308	(13,577)	(0.6)	(34,781)	(1.5)
Penetration as % of homes passed	59.7%	61.4%
Digital customers	1,767,740	1,650,919	19,202	1.1	116,821	7.1

INTERNET:
Connected and scheduled	1,859,555	1,818,866	11,165	0.6	40,689	2.2
Penetration as % of basic	80.9%	77.9%
Standalone Internet not included in basic cable	221,184	233,426	4,298	2.0	(12,242)	(5.2)

DIGITAL PHONE:
Number of lines (2)	1,210,064	1,096,306	31,404	2.7	113,758	10.4

(1)	August 31, 2010 figures are restated for comparative purposes as if the acquisition of the Lake Broadcasting cable system in British Columbia had occurred on that date.

(2)	Represents primary and secondary lines on billing plus pending installs.

Shaw Communications Inc.
SATELLITE (DTH and Satellite Services)
FINANCIAL HIGHLIGHTS

	Three months ended May 31,			Nine months ended May 31,
			Change			Change
($000’s Cdn)	2011	2010 (5)%		2011	2010 (5)%
Revenue
DTH (Shaw Direct)	188,291	181,962	3.5	557,844	541,328	3.1
Satellite Services	21,411	20,595	4.0	61,994	62,208	(0.3)

	209,702	202,557	3.5	619,838	603,536	2.7

Operating income before amortization (1)
DTH (Shaw Direct)	64,639	62,530	3.4	183,767	205,991	(10.8)
Satellite Services	11,243	10,286	9.3	31,839	31,877	(0.1)

	75,882	72,816	4.2	215,606	237,868	(9.4)
Capital expenditures and equipment costs (net):
Success based (3)	14,573	16,989	(14.2)	54,747	57,372	(4.6)
Buildings and other	1,644	2,571	(36.1)	3,145	5,894	(46.6)

Total as per Note 2 to the unaudited interim Consolidated Financial Statements	16,217	19,560	(17.1)	57,892	63,266	(8.5)

Free cash flow before the following	59,665	53,256	12.0	157,714	174,602	(9.7)
Less:
Interest expense (2)	(6,563)	(6,563)	—	(19,390)	(19,688)	(1.5)
Cash taxes	(12,316)	(9,000)	36.8	(37,316)	(38,000)	(1.8)

Other adjustments:
Non-cash stock option expense	244	404	(39.6)	1,054	1,207	(12.7)

Free cash flow (1)	41,030	38,097	7.7	102,062	118,121	(13.6)

Operating Margin (4)	36.2%	35.9%	0.3	34.8%	35.0%	(0.2)

(1)	See definitions and discussion under Key Performance Drivers in Management’s Discussion and Analysis.

(2)
Interest is allocated to the Satellite division based on the cost of debt incurred by the Company to repay Satellite debt and to fund accumulated cash deficits of Shaw Satellite Services and Shaw Direct.

(3)	Net of the profit on the sale of satellite equipment as it is viewed as a recovery of expenditures on customer premise equipment.

(4)	Operating margin is adjusted to exclude the one-time CRTC Part II fee recovery in the nine months ended May 31, 2010. Including the one-time CRTC Part II fee recovery, operating margin would be 39.4%.

(5)
The presentation of segmented free cash flow has been adjusted to reflect on a gross basis to include intersegment transactions. As a result, for the three month period revenue has increased by $4,136 and operating income before amortization and free cash flow have increased by $843, for the nine month period revenue has increased by $10,800 and operating income before amortization and free cash flow have increased by $2,540.

Operating Highlights
•	During the quarter Shaw Direct added 1,644 customers and as at May 31, 2011 DTH customers total 908,077.

•	Free cash flow for the quarter of $41.0 million compares to $38.1 million in the same period last year.
Revenue of $209.7 million and $619.8 million for the three and nine month periods, respectively, was up 3.5% and 2.7% over the same periods last year. The improvement was primarily due to rate increases partially reduced by higher promotional activity. Operating income before amortization for the quarter of $75.9 million was up 4.2% over the same quarter last year. The revenue related growth was partially offset by higher programming costs. For the year-to-date period, excluding the one-time Part II fee recovery of $26.6 million, operating income before amortization improved 2.0%.

Shaw Communications Inc.
Compared to the second quarter, operating income before amortization improved $5.7 million primarily due to customer rate increases and growth.
Total capital investment of $16.2 million for the quarter declined modestly compared to $19.6 million in the same period last year. The year-to-date investment of $57.9 million decreased over the prior year spend of $63.3 million. Buildings and other was lower mainly due to expenditures in the prior year related to call centre expansion and network equipment. Success based spend was lower mainly due to reduced supplier pricing on new models of customer premise equipment.
During the quarter, development work was completed on a new entry level HD receiver that will be available in July 2011. With this addition, all new receivers will be HD MPEG-4 capable and with current technology, increased satellite capacity will be available. Also, in the third quarter, work was completed on the development of new outdoor equipment which will be capable of receiving signals from three satellites, including Anik G1 which is expected to be available in November 2012, increasing Shaw Direct’s satellite capacity by 30%. The new outdoor equipment will start to be deployed in customer satellite dishes during the fourth quarter.
Subscriber Statistics

May 31, 2011
			Three months ended		Nine months ended
				Change		Change
	May 31, 2011	August 31, 2010	Growth	%	Growth	%

DTH customers (1)	908,077	905,796	1,644	0.2	2,281	0.3

(1)	Including seasonal customers who temporarily suspend their service.

Shaw Communications Inc.
MEDIA
FINANCIAL HIGHLIGHTS

	Three months ended	October 27, 2010 to
($000’s Cdn)	May 31, 2011	May 31, 2011 (3)
Revenue	312,131	681,459

Operating income before amortization (1)	117,430	239,677

Capital expenditures:
Broadcast and transmission	4,110	7,271
Buildings/other	2,993	7,235

Total as per Note 2 to the unaudited interim Consolidated Financial Statements	7,103	14,506

Free cash flow before the following	110,327	225,171
Less:
Interest expense (2)	(15,774)	(37,595)
Cash taxes	(10,000)	(22,200)

Other adjustments:
Non-cash stock based compensation	302	545
CRTC benefit obligation funding	(8,317)	(15,343)
Non-controlling interests	(7,952)	(17,813)

Free cash flow (1)	68,586	132,765

Operating margin	37.6%	35.2%

(1)	See definitions and discussion under Key Performance Drivers in Management’s Discussion and Analysis.

(2)	Interest includes an allocation to the Media division based on the cost of debt incurred by the Company to repay Media debt.

(3)
On October 27, 2010, the Company completed the acquisition of 100% of the broadcasting businesses of Canwest Global Communications Corp (“Canwest”). The acquisition included all of the over-the-air channels and the specialty television business, including Canwest’s equity interest in CW Investments Co. (“CW Media”).

Operating Highlights
Revenue in the Media division for the third quarter was $312.1 million and operating income before amortization was $117.4 million. Advertising revenue in the quarter was driven by strength in the automotive and entertainment equipment sectors and also benefitted from the federal election. For informational purposes, on a comparative basis to the third quarter last year, Media revenues were up approximately 8% and operating income before amortization improved 19%. This was fuelled by strong advertiser demand as a result of the general improvement in the advertising market and solid audience levels across Global and Media’s Specialty channels.
At the recent US network screenings in LA, Shaw Media secured key elements of the program schedules for fiscal 2012. The Global fall schedule includes established, returning favorites including Survivor and Glee plus several new dramas. The Specialty schedules include over 35 brand new series as well as new seasons of key programming including Top Chef Canada and Real Housewives. During the quarter Shaw Media launched ‘Shaw360’, a new offering which enables advertisers to place advertisements on its top programs across platforms, including linear television, online streaming, mobile applications and Video-On-Demand.

Shaw Communications Inc.
Capital investment in the quarter continued on various projects including the Digital TV transition, which is on track for the analog to digital upgrade in the CRTC mandated markets by August 31, 2011, as well as upgrades of aging production equipment. The integration of various back-office infrastructure has progressed during the quarter and is expected to be fully transitioned over the next 3 months.
WIRELESS
FINANCIAL HIGHLIGHTS

	Three months ended May 31		Nine Months ended May 31,
($000’s Cdn)	2011	2010	2011	2010
Operating expenditures	1,488	90	7,146	90
Interest expense (1)	5,482	3,055	15,269	3,055
Capital expenditures (as per Note 2 to the unaudited interim Consolidated Financial Statements)	15,394	9,178	70,844	9,178

Total expenditures on Wireless infrastructure build	22,364	12,323	93,259	12,323

(1)	Interest is allocated to the Wireless division based on the Company’s average cost of borrowing to fund the capital expenditures and operating costs.
During the quarter the Company slowed its Wireless infrastructure build to fully review this strategic initiative. Capital investment in the quarter and year-to-date periods includes equipment, site acquisition and physical construction of cell sites.
OTHER INCOME AND EXPENSE ITEMS
Amortization

	Three months ended May 31,			Nine months ended May 31,
			Change			Change
($000’s Cdn)	2011	2010	%	2011	2010	%
Amortization revenue (expense) -
Deferred IRU revenue	3,137	3,137	—	9,410	9,410	—
Deferred equipment revenue	26,340	29,865	(11.8)	79,373	91,608	(13.4)
Deferred equipment costs	(50,758)	(56,497)	(10.2)	(152,756)	(174,146)	(12.3)
Deferred charges	(256)	(256)	—	(768)	(768)	—
Property, plant and equipment	(146,045)	(128,348)	13.8	(452,740)	(384,728)	17.7
Other intangibles	(10,987)	(6,443)	70.5	(33,061)	(24,378)	35.6
Amortization of deferred equipment revenue and deferred equipment costs decreased over the comparative periods due to the sales mix of equipment, changes in customer pricing on certain equipment and the impact of equipment rental programs.
Amortization of property, plant and equipment and other intangibles increased over the comparable periods as the amortization of capital expenditures and the effect of Shaw Media in the current year exceeded the impact of assets that became fully depreciated.

Shaw Communications Inc.
Amortization of financing costs and Interest expense

	Three months ended May 31,			Nine months ended May 31,
			Change			Change
($000’s Cdn)	2011	2010	%	2011	2010	%
Amortization of financing costs — long-term debt	1,097	962	14.0	3,206	3,015	6.3
Interest expense	89,711	61,797	45.2	243,643	185,507	31.3
Interest expense increased over the comparative periods as a result of the Canwest broadcasting business acquisition. Approximately $1 billion was required to complete the transaction including repayment of the CW Media term loan and breakage of related currency swaps. In addition, US $338.3 million 13.5% senior unsecured notes were assumed as part of the acquisition.
Debt retirement costs
During the first quarter of the prior year, the Company redeemed all of its outstanding US $440 million 8.25% senior notes due April 11, 2010, US $225 million 7.25% senior notes due April 6, 2011 and US $300 million 7.20% senior notes due December 15, 2011. In connection with the early redemption, the Company incurred costs of $79.5 million and wrote-off the remaining discount and finance costs of $2.1 million. The Company used proceeds from its $1.25 billion 5.65% senior notes issuance in early October 2009 to fund the cash requirements for the redemptions.
Gain on repurchase of debt
As a result of a change of control triggered on the acquisition of the Media business, an offer to purchase all of the US $338.3 million 13.5% senior unsecured notes at a cash price equal to 101% was required. An aggregate US $51.6 million face amount was tendered under the offer and purchased by the Company for cancellation during the second quarter. As a result, the Company recorded a gain of $10 million in respect of the purchase and cancellation. The gain resulted from recognizing the remaining unamortized acquisition date fair value adjustment of $10.5 million in respect of the US $51.6 million net of the 1% repurchase premium of $0.5 million. The Change of Control Offer expired on December 15, 2010 and no further purchases are required.
CRTC benefit obligation
As part of the CRTC decision approving the Media acquisition, the Company is required to contribute approximately $180 million in new benefits to the Canadian broadcasting system over the next seven years. Most of this contribution will be used to create new programming on Shaw Media services, construct digital transmission towers and provide a satellite solution for over-the-air viewers whose local television stations do not convert to digital. The fair value of the obligation on the acquisition date of $139.1 million was determined by discounting future net cash flows using a 5.75% discount rate and has been recorded in the income statement.

Shaw Communications Inc.
Business acquisition, integration and restructuring expenses
The Company incurred costs in respect of the acquisition of the broadcasting businesses of Canwest and organizational restructuring which amounted to $29.4 million and $90.2 million for the three and nine months ended May 31, 2011, respectively. Amounts include acquisition related costs to effect the acquisition, such as professional fees paid to lawyers and consultants. The integration and restructuring costs relate to integrating the new businesses and increasing organizational effectiveness for future growth as well as package costs for the former CEO of Shaw. In March 2011 Shaw implemented various cost saving initiatives including staff reductions and a review of overhead expenses to drive efficiencies and enhance competitiveness. Approximately 550 employee positions were eliminated, including 150 at the management level.
Loss on derivative instruments
For derivative instruments where hedge accounting is not permissible or derivatives are not designated in a hedging relationship, the Company records changes in the fair value of derivative instruments in the income statement. In addition, the Media senior unsecured notes have a variable prepayment option which represents an embedded derivative that is accounted for separately at fair value. The total loss recorded in respect of all such derivative instruments was $3.0 million and $25.8 million for the three and nine months ended May 31, 2011, respectively, compared to $0.5 million and $45.8 million in the same periods last year. The comparative period also included a loss of $50.1 million which was reclassified from accumulated other comprehensive loss in respect of the cross-currency interest rate exchange agreements that no longer qualified as cash flow hedges when the US senior notes were redeemed in October 2009.
Accretion of long-term liabilities
The Company records accretion expense in respect of the discounting of certain long-term liabilities which are accreted to their estimated value over their respective terms. The expense is primarily in respect of CRTC benefit obligations as well as the liability which arose in 2010 when the Company entered into amended agreements with the counterparties to certain cross-currency agreements to fix the settlement of the principal portion of the swaps in December 2011.
Foreign exchange gain on unhedged long-term debt
In conjunction with the acquisition of the broadcasting businesses of Canwest, the Company assumed a US $389.6 million term loan and US $338.3 million senior unsecured notes. Shortly after closing the acquisition, the Company repaid the term loan including breakage of the related cross currency interest rate swaps. During the second quarter, the Company repurchased and cancelled US $51.6 million face amount of the senior secured notes. As a result of fluctuations of the Canadian dollar relative to the US dollar, a foreign exchange gain of $0.8 million and $23.4 million was recorded for the three and nine months ended May 31, 2011, respectively.

Shaw Communications Inc.
Other gains (losses)
This category generally includes realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership (“the Partnership”).
Income taxes
Income taxes increased over the same periods last year due to fluctuations in net income before income taxes and the impact of an income tax recovery of $17.6 million related to reductions in corporate income tax rates recorded in the first quarter of 2010.
Equity income (loss) on investees
During the first quarter, the Company recorded income of $13.4 million in respect of its 49.9% equity interest in CW Media for the period September 1 to October 26, 2010. On October 27, 2010, the Company acquired the remaining equity interest in CW Media as part of its purchase of all the broadcasting assets of Canwest. Results of operations are consolidated effective October 27, 2010. The equity income was comprised of approximately $19.6 million of operating income before amortization partially offset by interest expense of $4.5 million and other net costs of $1.7 million. The remaining equity income on investees is in respect of interests in several specialty channels. The $2.7 million loss in the prior year was in respect of the 49.9% equity interest in CW Media for the period May 3 to May 31, 2010. The loss was comprised of approximately $7.5 million of operating income before amortization offset by interest expense of $2.7 million and other costs of $7.6 million, the majority of which were fair value adjustments on derivative instruments and foreign exchange losses on US denominated long-term debt.
RISKS AND UNCERTAINTIES
The significant risks and uncertainties affecting the Company and its business are discussed in the Company’s August 31, 2010 Annual Report under the Introduction to the Business — Known Events, Trends, Risks and Uncertainties in Management’s Discussion and Analysis.
FINANCIAL POSITION
Total assets at May 31, 2011 were $12.8 billion compared to $10.2 billion at August 31, 2010. Following is a discussion of significant changes in the consolidated balance sheet since August 31, 2010.
Current assets increased by $941.3 million primarily due to increases in cash and cash equivalents of $416.2 million, accounts receivable of $332.1 million, inventories of $25.9 million and prepaids and other of $234.7 million, all of which were partially offset by a decrease in derivative instruments of $66.7 million. Cash and cash equivalents increased as the net funds provided by operating and financing activities, including proceeds from the issuance of $1.3 billion of senior notes and $300.0 million preferred shares, exceeded the cash outlay on capital expenditures and the Canwest broadcasting business acquisition. Accounts receivable and prepaids and other were up primarily as a result of the Media acquisition while inventories were higher due to increased equipment purchases. Derivative instruments decreased due to settlement of the contracts.

Shaw Communications Inc.
The derivative instrument of $6.8 million is in respect of the senior unsecured notes assumed by the Company as part of the Media acquisition. The notes are due in 2015 and have a variable prepayment option at a premium of 106.75 in August 2011 which declines on a straight-line basis to par in 2013.
Investments and other assets decreased by $723.9 million due to the acquisition of remaining equity interest in CW Media which is now consolidated as a 100% owned subsidiary and expensing of acquisition related costs partially offset by investments in several specialty channels purchased in the Media acquisition.
Property, plant and equipment and other intangibles increased by $174.1 million and $93.7 million, respectively as current year capital investment and amounts acquired on the Media acquisition exceeded amortization.
Deferred charges increased by $15.7 million due to higher deferred equipment costs and prepaid maintenance and support contracts.
Broadcast rights and licenses, and goodwill increased $1.4 billion and $641.7 million, respectively, due to the acquisition of the Canwest broadcasting businesses.
Program rights and advances of $71.4 million arose on the acquisition of the Canwest broadcasting businesses.
Current liabilities were up $46.9 million due to increases in accounts payable of $85.5 million and other liability of $160.6 million partially offset by decreases in income taxes payable of $151.7 million and derivative instruments of $54.3 million. Accounts payable and accrued liabilities increased primarily due to the impact of the Media acquisition partially offset by a reduction in trade and other payables mainly in respect of timing of payment of capital expenditures. Income taxes payable decreased due to funding income tax amounts partially offset by current year tax expense and amounts assumed on the Media acquisition. Derivative instruments decreased due to the end of swap notional exchange relating to an outstanding cross-currency interest rate agreement partially offset by new US currency forward purchase contracts entered into during the current year as well as reclassifying amounts from non-current liabilities based on settlement dates. The other liability is the obligation in respect of the principal component of the US $300 million amended cross-currency interest rate agreements which has been reclassified from noncurrent liabilities as it settles in December 2011.
Long-term debt increased $1.6 billion primarily as a result of the Canwest broadcasting business acquisition. Approximately $1 billion was required to complete the acquisition, including repayment of the CW Media term loan and breakage of related currency swaps. The acquisition was initially funded by borrowings under the Company’s revolving credit facility which were subsequently repaid primarily with the net proceeds from the $900 million senior notes offerings in December. As part of the acquisition, the Company assumed CW Media’s US $338.3 million 13.5% senior unsecured notes and subsequently repurchased and cancelled US $51.6 million face amount. In addition, the Company issued $400 million senior notes in February 2011.

Shaw Communications Inc.
Other long-term liabilities increased by $60.1 million mainly due to the non-current portion of CRTC benefit obligations as well as benefit plans as a result of the Media acquisition partially offset by the aforementioned reclassification of the obligation in respect of the principal component of the US $300 million amended cross-currency interest rate agreements.
Derivatives decreased by $6.5 million as amounts have been reclassified to current liabilities based on settlement dates.
Future income taxes increased $244.4 million due to the Media acquisition partially offset by current year tax recovery.
Share capital increased $338.1 million due to the issuance of 12,000,000 Cumulative Redeemable Rate Reset Preferred Shares, Series A (“preferred shares”) for net proceeds of $291.1 million as well as issuance of 2,395,035 Class B Non-Voting Shares under the Company’s option plan and Dividend Reinvestment Plan (“DRIP”) for $44.8 million. As of June 15, 2011, share capital is as reported at May 31, 2011 with the exception of the issuance of 111,469 Class B Non-Voting Shares upon exercise of options subsequent to the quarter end. Contributed surplus increased due to stock-based compensation expense recorded in the current year. Accumulated other comprehensive income decreased due settlement of the forward purchase contracts in respect of the closing of the acquisition of the Canwest broadcasting businesses. Non-controlling interests arose in the first quarter due to a number of non-wholly owned specialty channels acquired as part of the Media acquisition.
LIQUIDITY AND CAPITAL RESOURCES
In the current year, the Company generated $554.0 million of free cash flow. Shaw used its free cash flow along with net proceeds of $1.27 billion from its three senior notes issuances, net proceeds of $291.1 million from its preferred share issuance, proceeds on issuance of Class B Non-Voting Shares of $32.4 million and other net items of $38.3 million to pay $981.2 million to complete the Canwest broadcasting business acquisition including repayment of the CW Media term loan and breakage of related currency swaps, fund the net change in working capital requirements of approximately $435.8 million, pay common share dividends of $281.4 million, fund $93.3 million of Wireless expenditures, pay $56.4 million to repurchase and cancel a portion of the Media senior unsecured notes, purchase the Lake Broadcasting cable system for $3.5 million and increase cash and cash equivalents by $333.1 million.
Within thirty days of closing of the Media acquisition, a subsidiary of CW Media was required to make a change of control offer at a cash price equal to 101% of the obligations under the US 13.5% senior unsecured notes due 2015 issued by it in accordance with a related indenture dated as of July 3, 2008. As a result, on November 15, 2010, an offer was made to purchase all of the notes for an effective purchase price of US $1,145.58 for each US $1,000 face amount. An aggregate of US $51.6 million face amount was tendered under the offer and purchased by the Company for cancellation for an aggregate price of approximately $60 million, including accrued interest. The change of control offer expired on December 15, 2010 and no further purchases are required.

Shaw Communications Inc.
To allow for timely access to capital markets, the Company filed a short form base shelf prospectus with securities regulators in Canada and the U.S. on November 18, 2010. The shelf prospectus allows for the issue of up to an aggregate $4 billion of debt and equity securities over a 25 month period. Pursuant to this shelf prospectus, the Company issued $300.0 million of preferred shares during the third quarter and completed three senior notes offerings in the second quarter totalling $1.3 billion as follows:
•
On May 31, 2011 the Company issued 12,000,000 Cumulative Redeemable Rate Reset Preferred Shares, Series A (“Preferred Shares”) at a price of $25.00 per Preferred Share for aggregate gross proceeds of $300.0 million. The net proceeds were used for working capital and general corporate purposes while excess funds are being held in cash and cash equivalents. Holders of the Preferred Shares are entitled to receive, as and when declared by the Company’s board of directors, a cumulative quarterly fixed dividend yielding 4.50% annually for the initial period ending June 30, 2016. Thereafter, the dividend rate will be reset every five years at a rate equal to the then current 5-year Government of Canada bond yield plus 2.00%. Holders of Preferred Shares will have the right, at their option, to convert their shares into Cumulative Redeemable Floating Rate Preferred Shares, Series B (the “Series B Preferred Shares”), subject to certain conditions, on June 30, 2016 and on June 30 every five years thereafter. Holders of the Series B Preferred Shares will be entitled to receive cumulative quarterly dividends, as and when declared by the Company’s board of directors, at a rate set quarterly equal to the then current three-month Government of Canada Treasury Bill yield plus 2.00%.

•
On December 7, 2010 the Company issued $500 million senior notes at a rate of 5.5% due December 7, 2020 and issued an additional $400 million under the reopened 6.75% senior notes due November 9, 2039. The effective rate on the $500 million senior notes and $400 million senior notes is 5.548% and 6.963%, respectively, due to discounts on the issuances. The net proceeds from the notes issuances were used to repay borrowings under the Company’s $1 billion revolving credit facility. In conjunction with the senior notes issuances, the unsecured $500 million revolving credit facility was cancelled. No amounts had been drawn under this facility.

•
On February 17, 2011 the Company issued an additional $400 million under the reopened 6.75% senior notes due November 9, 2039. The effective rate is 6.961% due to the discount on issuance. The net proceeds were used for working capital and general corporate purposes as well as to partially repay borrowings under the revolving credit facility while excess funds are being held in cash and cash equivalents.

The Company’s DRIP allows holders of Class A Shares and Class B Non-Voting Shares who are residents of Canada to automatically reinvest monthly cash dividends to acquire additional Class B Non-Voting Shares. During the current quarter, the Company announced that the Class B Non-Voting Shares distributed under its DRIP would be new shares issued from treasury at a 2% discount from the 5 day weighted average market price immediately preceding the applicable dividend payment date. Previously, the Class B Non-Voting Shares were acquired on the open market at prevailing market prices. The change was effective for the May 30, 2011 dividend payment and resulted in cash savings and incremental Class B Non-Voting Shares of $9.5 million.

Shaw Communications Inc.
On November 25, 2010 Shaw received the approval of the TSX to renew its normal course issuer bid to purchase its Class B Non-Voting Shares for a further one year period. The Company is authorized to acquire up to 37,000,000 Class B Non-Voting Shares during the period December 1, 2010 to November 30, 2011. No shares have been repurchased during the current year.
At May 31, 2011, the Company held $633 million in cash and cash equivalents and had access to $1 billion of available credit facilities. Based on available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations and obligations during the remainder of the current fiscal year. On a longer-term basis, Shaw expects to generate free cash flow and have borrowing capacity sufficient to finance foreseeable future business plans and refinance maturing debt.
CASH FLOW
Operating Activities

	Three months ended May 31,			Nine months ended May 31,
			Change			Change
($000’s Cdn)	2011	2010	%	2011	2010	%
Funds flow from operations	430,305	350,810	22.7	1,077,642	1,047,968	2.8
Net increase in non-cash working capital balances related to operations	(63,189)	(22,266)	>100.0	(313,849)	(6,277)	>100.0

	367,116	328,544	11.7	763,793	1,041,691	(26.7)

Funds flow from operations increased over the comparative quarter due to the combined impact of higher operating income before amortization adjusted for non-cash program rights expenses partially offset by higher interest expense, current income taxes and the acquisition, integration and restructuring costs in the current year. Funds flow from operations increased over the comparative nine month period due to the aforementioned items partially offset by the realized loss on the mark-to-market payments to terminate the cross-currency interest rate exchange agreements in conjunction with repayment of the CW Media term loan. The net change in non-cash working capital balances over the comparable periods is primarily due to funding of income tax amounts in the current year, the timing of payment of trade and other payables and the seasonal advertising impact of the new Media division on accounts receivable.
Investing Activities

	Three months ended May 31,			Nine months ended May 31,
($000’s Cdn)	2011	2010	Decrease	2011	2010	Decrease
Cash flow used in investing activities	(196,812)	(922,163)	725,351	(1,192,350)	(1,638,068)	445,718
The cash used in investing activities decreased over the comparable quarter due to the cash outlay of $741.7 million in the prior year in respect of the Company’s initial investment in CW Media. The nine month period was also impacted by the Mountain Cablevision acquisition and investing certain excess funds in a Government of Canada bond in the prior year partially offset by amounts paid to complete the acquisition of the broadcasting businesses of Canwest and higher capital expenditures and inventories in the current year.

Shaw Communications Inc.
Financing Activities
The changes in financing activities during the comparative periods were as follows:

	Three months ended May 31,		Nine months ended May 31,
(In $millions Cdn)	2011	2010	2011	2010
Bank loans — net borrowings (repayments)	(75.0)	5.3	—	5.3
Issuance of Cdn $500 million 5.50% senior notes	—	—	498.2	—
Issuance of Cdn $800 million 6.75% senior notes	—	—	778.9	—
Issuance of Cdn $1.25 billion 5.65% senior notes	—	—	—	1,246.0
Issuance of Cdn $650 million 6.75% senior notes	—	—	—	645.6
Issuance of preferred shares	300.0	—	300.0	—
Senior notes and preferred shares issuance costs	(9.1)	(0.2)	(16.6)	(10.1)
Repayment of CW Media US $389.6 million term loan	—	—	(394.9)	—
Repurchase US $51.6 million of CW Media 13.5% senior notes	—	—	(56.4)	—
Redemption of US $440 million 8.25% senior notes	—	—	—	(465.5)
Redemption of US $225 million 7.25% senior notes	—	—	—	(238.1)
Redemption of US $300 million 7.20% senior notes	—	—	—	(312.6)
Payments on cross-currency agreements	—	—	—	(291.9)
Debt retirement costs	—	—	—	(79.5)
Senior notes repurchase premium	—	—	(0.6)	—
Dividends paid to common shareholders	(90.5)	(95.1)	(281.4)	(276.9)
Distributions paid to non-controlling interests	(9.8)	—	(14.4)	—
Repayment of Partnership debt	(0.1)	(0.1)	(0.4)	(0.4)
Issue of Class B Non-Voting Shares	8.2	13.8	32.4	39.3
Purchase of Class B Non-Voting Shares for cancellation	—	—	—	(118.1)

	123.7	(76.3)	844.8	143.1

SUPPLEMENTARY QUARTERLY FINANCIAL INFORMATION

		Operating		Basic and diluted	Funds flow
		income before		earnings per	from
($000’s Cdn except per share amounts)	Revenue	amortization (1)	Net income (3)	share	operations (2)
2011
Third	1,284,688	579,575	202,670	0.45	430,305
Second	1,196,611	494,524	167,299	0.37	382,957
First	1,078,905	473,354	20,332	0.04	264,380
2010
Fourth	938,872	423,152	121,575	0.28	327,435
Third	943,632	435,822	158,216	0.37	350,810
Second	929,142	424,825	138,712	0.32	358,206
First	905,934	474,952	114,229	0.26	338,952
2009
Fourth	872,919	394,900	124,265	0.29	321,319

(1)	See definition and discussion under Key Performance Drivers in Management’s Discussion and Analysis.

(2)	Funds flow from operations is presented before changes in net non-cash working capital balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.

(3)	Net income attributable to common shareholders is the same as net income except in 2011 where it is $16,642, $161,490 and $194,860 for the first, second and third quarters, respectively.

Shaw Communications Inc.
Generally, revenue and operating income before amortization have grown quarter-over-quarter mainly due to customer growth and rate increases with the exception of the second and fourth quarters of 2010. In the fourth quarter of 2010, revenue and operating income before amortization declined by $4.8 million and $12.7 million, respectively, due to customer growth offset by timing of On-Demand events, increased promotional activity and timing of certain expenses including maintenance and costs related to customer growth. Operating income before amortization decreased by $50.1 million in the second quarter of 2010 due to the impact of the one-time Part II fee recovery of $75.3 million recorded in the previous quarter.
Net income has fluctuated quarter-over-quarter primarily as a result of the growth in operating income before amortization described above and the impact of the net change in non-operating items. The first quarter of the current year was also impacted by the acquisition of the Canwest broadcasting businesses. As a result, net income declined by $101.2 million in the first quarter of 2011 as the higher operating income before amortization of $50.2 million due to the contribution from the new Media division and lower income taxes of $32.1 million were offset by the CRTC benefit obligation of $139.1 million and acquisition, integration and restructuring costs of $58.1 million. Net income increased by $147.0 million in the second quarter of 2011 due to the impact of the Canwest broadcasting business acquisition in the immediately preceding quarter and higher operating income before amortization and foreign exchange gain on unhedged long-term debt, the total of which was partially offset by increases in interest expense, loss on derivative instruments and income tax expense. During the third quarter of 2011, net income increased by $35.4 million due to higher operating income before amortization and a lower loss on derivative instruments partially offset by increased income taxes, a lower of foreign exchange gain on unhedged long-term debt and the impact of the restructuring activities undertaken by the Company. Net income declined by $10.0 million in the first quarter of 2010 mainly due to debt retirement costs of $81.6 million in respect of the US senior note redemptions, the loss on derivative instruments of $44.4 million, the total of which was partially offset by higher operating income before amortization of $80.1 million (which includes the impact of the one-time Part II fee recovery of $75.3 million) and lower income taxes of $28.9 million. The lower income taxes were due to lower net income before taxes and an income tax recovery of $17.6 million related to reductions in corporate income tax rates in the first quarter of 2010. Net income increased by $24.5 million in the second quarter of 2010 due to the aforementioned items recorded in the previous quarter and the impact of customer growth, the Mountain Cablevision acquisition and lower costs including employee related and marketing expenses all of which were partially offset by increased taxes on higher net income before taxes. During the third quarter of 2010, net income increased by $19.5 million mainly due to higher operating income before amortization and lower amortization. Net income declined by $36.6 million in the fourth quarter of 2010 due to lower operating income before amortization of $12.7 million and higher amortization expense of $14.7 million. As a result of the aforementioned changes in net income, basic and diluted earnings per share have trended accordingly.

Shaw Communications Inc.
ACCOUNTING STANDARDS
Update to critical accounting policies and estimates
The Management’s Discussion and Analysis (“MD&A”) included in the Company’s August 31, 2010 Annual Report outlined critical accounting policies including key estimates and assumptions that management has made under these policies and how they affect the amounts reported in the Consolidated Financial Statements. The MD&A also describes significant accounting policies where alternatives exist. The unaudited interim Consolidated Financial Statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements other than as set out as follows.
Adoption of accounting policies for Shaw Media
The following accounting policies have been adopted for the Company’s new television broadcasting operations (Shaw Media).
Revenue
Subscriber revenue is recognized monthly based on subscriber levels. Advertising revenues are recognized in the period in which the advertisements are broadcast and recorded net of agency commissions as these amounts are paid directly to the agency or advertiser. When a sales arrangement includes multiple advertising spots, the proceeds are allocated to individual advertising spots under the arrangement based on relative fair values.
Program Rights and Advances
Program rights represent licensed rights acquired to broadcast television programs on the Company’s conventional and specialty television channels and program advances are in respect of payments for programming prior to the window license start date. For licensed rights, the Company records a liability for program rights and corresponding asset when the license period has commenced and all of the following conditions have been met: (i) the cost of the program is known or reasonably determinable, (ii) the program material has been accepted by the Company in accordance with the license agreement and (iii) the material is available to the Company for telecast. Program rights are expensed on a systematic basis over the estimated exhibition period as the programs are aired and are included in operating, general and administrative expenses. If program rights are not scheduled, they are considered impaired and are written off.
CRTC Benefit Obligations
The fair value of CRTC benefit obligations committed as part of business acquisitions are initially recorded, on a discounted basis, at the present value of amounts to be paid net of any expected incremental cash inflows. The obligation is subsequently adjusted for the incurrence of related expenditures, the passage of time and for revisions to the timing of the cash flows. Changes in the obligation due to the passage of time are recorded as accretion of long-term liabilities in the income statement.
Asset Retirement Obligations
The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred, on a discounted basis, with a corresponding increase to the carrying amount of property and equipment. This cost is amortized on the same basis as the related asset. The liability is subsequently increased for the passage of time and the accretion is recorded in the income statement as accretion of long-term liabilities. Revisions due to the estimated timing of cash flows or the amount required to settle the obligation may result in an increase or decrease in the liability. Actual costs incurred upon settlement of the obligation are charged against the liability to the extent recorded.

Shaw Communications Inc.
Embedded Derivative Instruments
Derivatives embedded in other financial instruments or contracts are separated from their host contracts and separately accounted for as derivatives when their economic characteristics and risks are not closely related to the host contract, they meet the definition of a derivative and the combined instrument or contract is not measured at fair value. The Company records embedded derivatives at fair value with changes recognized in the income statement as loss/gain on derivative instruments.
Adoption of recent accounting pronouncements
Business Combinations
Effective September 1, 2010, the Company early adopted CICA Handbook Section 1582 “Business Combinations”, which replaces Section 1581 “Business Combinations”. The differences which arise from the new accounting standard relate to details in applying the acquisition method. The significant changes that result include (i) a change in the measurement date for equity instruments issued by the acquirer from a few days before and after the announcement date to the acquisition date, (ii) contingent consideration is recognized at fair value and subsequently remeasured at each reporting date until settled, (iii) future adjustments to income tax estimates are recorded in income whereas previously, certain changes were recorded in goodwill, (iv) acquisition related costs, other than costs to issue debt or equity instruments, and acquisition related restructuring costs must be expensed, (v) for business combinations completed in stages, identifiable net assets are recognized at fair value when control is obtained and a gain or loss is recognized for the difference in fair value and carrying value of the previously held equity interests, (vi) the fair value of identifiable assets and liabilities attributable to non-controlling interests must be recognized, and (vii) non-controlling interests are recorded at either fair value or their proportionate share of the fair value of identifiable net assets acquired.
Consolidated Financial Statements and Non-controlling Interests
Effective September 1, 2010, the Company early adopted CICA Handbook Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-controlling Interests” which replace Section 1600 “Consolidated Financial Statements”. The new standards provide guidance for the preparation of financial statements and accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. For presentation and disclosure purposes, non-controlling interests are classified as a separate component of shareholders’ equity. In addition, net income and comprehensive income is attributed to the Company’s shareholders and to non-controlling interests rather than reflecting the non-controlling interests as a deduction to arrive at net income and comprehensive income.

Shaw Communications Inc.
Recent accounting pronouncements:
International Financial Reporting Standards (IFRS)
In February 2008, the CICA Accounting Standards Board (AScB) confirmed that Canadian publicly accountable enterprises will be required to adopt International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), for fiscal periods beginning on or after January 1, 2011. These standards require the Company to begin reporting under IFRS in the first quarter of fiscal 2012 with comparative data for the prior year. The table below outlines the phases involved in the changeover to IFRS.

Phase	Description and status
Impact assessment and planning	This phase includes establishment of a project team and high-level review to determine potential significant differences under IFRS as compared to Canadian GAAP. This phase has been completed and as a result, the Company has developed a transition plan and a preliminary timeline to comply with the changeover date while recognizing that project activities and timelines may change as a result of unexpected developments.

Design and development — key elements	This phase includes (i) an in-depth review to identify and assess accounting and reporting differences, (ii) evaluation and selection of accounting policies, (iii) assessment of impact on information systems, internal controls, and business activities, and (iv) training and communication with key stakeholders.

During 2009, the Company completed its preliminary identification and assessment of accounting and reporting differences. In addition, training was provided to certain key employees involved in or directly impacted by the conversion process.

During 2010, the assessment of the impact on information systems and design phase of system changes have been completed and the implementation phase has commenced. The Company has completed further in-depth evaluations of those areas initially identified as being potential accounting and reporting differences, as well as the evaluation of IFRS 1 elections/exemptions which are discussed below.

Implementation	This phase includes integration of solutions into processes and financial systems that are required for the conversion to IFRS and parallel reporting during the year prior to transition including proforma financial statements and note disclosures. Process solutions will incorporate required revisions to internal controls during the changeover and on an on-going basis.

Shaw Communications Inc.
In the period leading up to the changeover, the AcSB will continue to issue accounting standards that are converged with IFRS, thus mitigating the impact of the adoption of IFRS at the changeover date. The International Accounting Standards Board (“IASB”) will also continue to issue new accounting standards during the conversion period and, as a result, the final impact of IFRS on the Company’s consolidated financial statements will only be measured once all IFRS applicable at the conversion date are known.
The Company’s adoption of IFRS will require the application of IFRS 1, First-Time Adoption of International Financial Reporting Standards (“IFRS 1”), which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires that an entity apply all IFRS effective at the end of its first IFRS reporting period retrospectively. However, IFRS 1 does include certain mandatory exceptions and limited optional exemptions in specified areas of certain standards from this general requirement. Management is assessing the exemptions available under IFRS 1 and their impact on the Company’s future financial position. On adoption of IFRS, the significant optional exemptions being considered by the Company are as follows:

Exemption	Application of exemption
Business combinations	The Company expects to apply IFRS 3 prospectively from its transition date and elect not to restate any business combinations that occurred prior to September 1, 2010.

Employee benefits	The Company expects to elect to recognize cumulative actuarial gains and losses arising from all of its defined benefit plans as at September 1, 2010 in opening retained earnings.

Borrowing costs	The Company expects to elect to apply IAS 23 “Borrowing Costs” prospectively from September 1, 2010.
Management is in the process of quantifying the expected material differences between IFRS and the current accounting treatment under Canadian GAAP. Set out below are the key areas where changes in accounting policies are expected that may impact the Company’s consolidated financial statements. The list and comments should not be regarded as a complete list of changes that will result from the transition to IFRS. It is intended to highlight those areas management believes to be most significant. However, the IASB has significant ongoing projects that could affect the ultimate differences between Canadian GAAP and IFRS and their impact on the Company’s consolidated financial statements. Consequently, management’s analysis of changes and policy decisions have been made based on its expectations regarding the accounting standards that we anticipate will be effective at the time of transition. The future impacts of IFRS will also depend on the particular circumstances prevailing in those years. At this stage, management is not able to reliably quantify the impacts expected on the Company’s consolidated financial statements for these differences. Please see the section entitled “Cautionary statement regarding forward-looking statements”.
The following significant differences between Canadian GAAP and IFRS have been identified that are expected to impact the Company’s financial statements. This is not an exhaustive list of all of the changes that could occur during the transition to IFRS. At this time, the comprehensive impact of the changeover on the Company’s future financial position and results of operations is not yet determinable.
The Company continues to monitor and assess the impact of evolving differences between Canadian GAAP and IFRS, since the IASB is expected to continue to issue new accounting standards during the transition period. As a result, the final impact of IFRS on the Company’s consolidated financial statements can only be measured once all the applicable IFRS at the conversion date are known.

Shaw Communications Inc.
Differences with respect to recognition, measurement, presentation and disclosure of financial information are expected to be in the following key accounting areas:

Differences from Canadian GAAP, with
Key accounting area	potential impact for the Company
Presentation of Financial Statements (IAS 1)	IAS 1 requires additional disclosures in the notes to financial statements.

Share-based Payments (IFRS 2)	IFRS 2 requires cash-settled awards to employees be measured at fair value at the initial grant date and re-measured at fair value at the end of each reporting period.

IFRS 2 also requires the fair value of stock-based compensation awards to be recognized using a graded vesting method based on the vesting period of the options.

Income Taxes (IAS 12)	IAS 12 recognition and measurement criteria for deferred tax assets and liabilities may differ.

Employee Benefits (IAS 19)	IAS 19 requires past service costs of defined benefit plans to be expensed on an accelerated basis, with vested past service costs immediately expensed and unvested past service costs amortized on a straight line basis until benefits become vested.

IAS 19 has an accounting policy choice that allows the Company to recognize actuarial gains and losses using one of the following methods:

• in net income using the corridor approach amortized over the expected average remaining working lives,

• in net income on a systematic basis for faster recognition, including immediate recognition of all actuarial gains and losses, or

• to recognize them in other comprehensive income, as they occur.

The Company is currently reviewing the impact of the accounting policy choice for recognition of actuarial gains and losses.

Interests in Joint Ventures (IAS 31)	Although IAS 31 currently permits the use of proportionate consolidation for joint ventures interests, the recently issued IFRS 11 “Joint Arrangements” requires joint arrangements classified as joint ventures to be accounted for using the equity method.

Shaw Communications Inc.

Differences from Canadian GAAP, with
Key accounting area	potential impact for the Company
Impairment of Assets (IAS 36)	IAS 36 uses a one-step approach for the identification and measurement of impairment of assets. The carrying value of assets is compared to the greater of its fair value less costs to sell and value in use, which is based on the net present value of future cash flows. Impairment of assets, other than goodwill, is reversed in a subsequent period if circumstances change such that the previously determined impairment is reduced or eliminated.

Provisions, Contingent Liabilities and Contingent Assets (IAS 37)	IAS 37 uses a different threshold for recognition of a contingent liability that could impact the timing of when a provision may be recorded.

Intangible Assets (IAS 38)	IAS 38 prohibits the amortization of indefinite-lived intangibles and reinstatement of previous amortization is required.
2011 GUIDANCE
With respect to 2011 guidance, the Company expects continued growth in the core Cable and Satellite business and on a preliminary basis, expects that the growth rate of core consolidated operating income before amortization will decline modestly compared to last year’s organic growth rate of approximately 7.5% as a result of competitive market pressures and higher programming costs. Capital investment is expected to decline and cash taxes are estimated to increase. Including the new Media assets (for the 10 month period during fiscal 2011) consolidated fiscal 2011 free cash flow is estimated to approximate $600 million.
The investment associated with the Wireless build is being tracked and reported separately from the free cash flow generated from ongoing operations.
Certain important assumptions for 2011 guidance purposes include: continued overall customer growth; stable pricing environment for Shaw’s products relative to today’s rates; no significant market disruption or other significant changes in competition or regulation that would have a material impact; stable advertising demand and rates; cash income taxes to be paid or payable in 2011; and a stable regulatory environment.
See the following section entitled “Caution Concerning Forward-Looking Statements”.
CAUTION CONCERNING FORWARD-LOOKING STATEMENTS
Certain statements included and incorporated by reference herein may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used, the words “anticipate”, “believe”, “expect”, “plan”, “intend”, “target”, “guideline”, “goal”, and similar expressions generally identify forward-looking statements. These forward-looking statements include, but are not limited to, references to future capital expenditures (including the amount and nature thereof), financial guidance for future performance, business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of Shaw’s business and

Shaw Communications Inc.
operations, plans and references to the future success of Shaw. These forward-looking statements are based on certain assumptions, some of which are noted above, and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances as of the current date. These assumptions include but are not limited to general economic and industry growth rates, currency exchange rates, technology deployment, content and equipment costs, and industry structure and stability.
Whether actual results and developments will conform with expectations and predictions of the Company is subject to a number of factors including, but not limited to, general economic, market or business conditions; the opportunities that may be available to Shaw; Shaw’s ability to execute its strategic plans; changes in the competitive environment in the markets in which Shaw operates and from the development of new markets for emerging technologies; changes in laws, regulations and decisions by regulators that affect Shaw or the markets in which it operates in both Canada and the United States; Shaw’s status as a holding company with separate operating subsidiaries; changing conditions in the entertainment, information and communications industries; risks associated with the economic, political and regulatory policies of local governments and laws and policies of Canada and the United States; and other factors, many of which are beyond the control of Shaw. The foregoing is not an exhaustive list of all possible factors. Should one or more of these risks materialize or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those as described herein. Consequently, all of the forward-looking statements made in this report and the documents incorporated by reference herein are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Shaw will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company.
You should not place undue reliance on any such forward-looking statements. The Company utilizes forward-looking statements in assessing its performance. Certain investors, analysts and others, utilize the Company’s financial guidance and other forward-looking information in order to assess the Company’s expected operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The Company’s financial guidance may not be appropriate for other purposes.
Any forward-looking statement (and such risks, uncertainties and other factors) speaks only as of the date on which it was originally made and the Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained in this document to reflect any change in expectations with regard to those statements or any other change in events, conditions or circumstances on which any such statement is based, except as required by law. New factors affecting the Company emerge from time to time, and it is not possible for the Company to predict what factors will arise or when. In addition, the Company cannot assess the impact of each factor on its business or the extent to which any particular factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

Shaw Communications Inc.
CONSOLIDATED BALANCE SHEETS
(unaudited)

[thousands of Canadian dollars]	May 31, 2011	August 31, 2010

ASSETS
Current
Cash and cash equivalents	632,961	216,735
Accounts receivable	528,537	196,415
Inventories	79,758	53,815
Prepaids and other	268,577	33,844
Derivative instruments	—	66,718
Future income taxes	27,024	27,996

	1,536,857	595,523
Derivative instrument	6,847	—
Investments and other assets	19,329	743,273
Property, plant and equipment	3,178,764	3,004,649
Deferred charges	248,496	232,843
Intangibles
Broadcast rights and licenses [note 3]	6,446,369	5,061,153
Program rights and advances	71,435	—
Spectrum licenses	190,912	190,912
Goodwill [note 3]	810,807	169,143
Other intangibles	250,211	156,469

	12,760,027	10,153,965

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	708,595	623,070
Income taxes payable	18,922	170,581
Unearned revenue	152,190	145,491
Current portion of long-term debt [note 4]	584	557
Current portion of derivative instruments	25,394	79,740
Other liability [note 9]	160,616	—

	1,066,301	1,019,439
Long-term debt [note 4]	5,574,181	3,981,671
Other long-term liabilities [note 9]	351,584	291,500
Derivative instruments	—	6,482
Deferred credits	632,517	632,482
Future income taxes	1,696,255	1,451,859

	9,320,838	7,383,433

Shareholders’ equity
Share capital [note 5]	2,588,622	2,250,498
Contributed surplus [note 5]	63,507	53,330
Retained earnings	539,743	457,728
Accumulated other comprehensive income (loss) [note 7]	(1,306)	8,976
Non-controlling interests	248,623	—

	3,439,189	2,770,532

	12,760,027	10,153,965

See accompanying notes

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF INCOME AND
RETAINED EARNINGS
(unaudited)

	Three months ended May 31,		Nine months ended May 31,
[thousands of Canadian dollars except per share amounts]	2011	2010	2011	2010

Revenue [note 2]	1,284,688	943,632	3,560,204	2,778,708
Operating, general and administrative expenses	705,113	507,810	2,012,751	1,443,109

Operating income before amortization [note 2]	579,575	435,822	1,547,453	1,335,599
Amortization:
Deferred IRU revenue	3,137	3,137	9,410	9,410
Deferred equipment revenue	26,340	29,865	79,373	91,608
Deferred equipment costs	(50,758)	(56,497)	(152,756)	(174,146)
Deferred charges	(256)	(256)	(768)	(768)
Property, plant and equipment	(146,045)	(128,348)	(452,740)	(384,728)
Other intangibles	(10,987)	(6,443)	(33,061)	(24,378)

Operating income	401,006	277,280	996,911	852,597
Amortization of financing costs — long-term debt	(1,097)	(962)	(3,206)	(3,015)
Interest expense [note 2]	(89,711)	(61,797)	(243,643)	(185,507)

	310,198	214,521	750,062	664,075
Debt retirement costs	—	—	—	(81,585)
Gain on repurchase of debt [note 4]	—	—	9,981	—
CRTC benefit obligation [note 3]	—	—	(139,098)	—
Business acquisition, integration and restructuring expenses [notes 3 and 10]	(29,361)	—	(90,243)	—
Loss on derivative instruments	(3,016)	(487)	(25,780)	(45,783)
Accretion of long-term liabilities	(5,049)	(644)	(10,862)	(1,497)
Foreign exchange gain on unhedged long-term debt	791	—	23,376	—
Other gains (losses)	346	(1,013)	6,878	8,342

Income before income taxes	273,909	212,377	524,314	543,552
Current income tax expense [note 2]	48,428	22,051	160,278	127,332
Future income tax expense (recovery)	23,066	29,410	(12,176)	2,363

Income before the following	202,415	160,916	376,212	413,857
Equity income (loss) on investees	255	(2,700)	14,089	(2,700)

Net income	202,670	158,216	390,301	411,157

Net income attributable to:
Common shareholders	194,860	158,216	372,992	411,157
Non-controlling interests	7,810	—	17,309	—

	202,670	158,216	390,301	411,157

Retained earnings, beginning of period	444,875	368,264	457,728	382,227
Net income attributable to common shareholders	194,860	158,216	372,992	411,157
Reduction on Class B Non-Voting Shares purchased for cancellation	—	—	—	(85,143)
Dividends — Class A Shares and Class B Non-Voting Shares	(99,992)	(95,100)	(290,977)	(276,861)

Retained earnings, end of period	539,743	431,380	539,743	431,380

Earnings per share [note 6]
Basic and diluted	0.45	0.37	0.86	0.95

[thousands of shares]
Weighted average participating shares outstanding during period	434,816	432,323	434,346	432,595
Participating shares outstanding, end of period	435,537	432,672	435,537	432,672
See accompanying notes

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
(unaudited)

	Three months ended May 31,		Nine months ended May 31,
[thousands of Canadian dollars]	2011	2010	2011	2010

Net income	202,670	158,216	390,301	411,157

Other comprehensive income (loss) [note 7]
Change in unrealized fair value of derivatives designated as cash flow hedges	(315)	(589)	(12,867)	(52,222)
Adjustment for hedged items recognized in the period	1,727	1,730	2,589	12,643
Reclassification of foreign exchange loss on hedging derivatives to income to offset foreign exchange adjustments on US denominated debt	—	—	—	34,940
Reclassification of remaining losses on hedging derivatives to income upon early redemption of hedged US denominated debt	—	—	—	42,658
Unrealized gain on available-for-sale investment	(54)	(786)	(1)	(496)
Unrealized foreign exchange loss on translation of a self-sustaining foreign operation	—	(1)	(3)	(2)

	1,358	354	(10,282)	37,521

Comprehensive income	204,028	158,570	380,019	448,678

Comprehensive income attributable to:
Common shareholders	196,218	158,570	362,710	448,678
Non-controlling interests	7,810	—	17,309	—

	204,028	158,570	380,019	448,678

Accumulated other comprehensive income (loss), beginning of period	(2,664)	(1,467)	8,976	(38,634)
Other comprehensive income (loss)	1,358	354	(10,282)	37,521

Accumulated other comprehensive loss, end of period	(1,306)	(1,113)	(1,306)	(1,113)

See accompanying notes

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three months ended May 31,		Nine months ended May 31,
[thousands of Canadian dollars]	2011	2010	2011	2010

OPERATING ACTIVITIES [note 8]
Funds flow from operations	430,305	350,810	1,077,642	1,047,968
Net increase in non-cash working capital balances related to operations	(63,189)	(22,266)	(313,849)	(6,277)

	367,116	328,544	763,793	1,041,691

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 2]	(158,176)	(150,733)	(593,069)	(481,290)
Additions to equipment costs (net) [note 2]	(32,436)	(20,733)	(86,912)	(72,221)
Additions to other intangibles [note 2]	(21,082)	(11,079)	(80,568)	(25,859)
Net reduction (addition) to inventories	10,220	5,015	(25,943)	535
Business acquisitions [note 3]	(8)	(3,111)	(420,450)	(158,805)
Purchase of Government of Canada bond	—	—	—	(158,968)
Proceeds on disposal of property, plant and equipment [note 2]	469	150	7,268	261
Proceeds from (addition to) investments and other assets	4,201	(741,672)	7,324	(741,721)

	(196,812)	(922,163)	(1,192,350)	(1,638,068)

FINANCING ACTIVITIES
Increase in bank indebtedness	—	5,262	—	5,262
Increase in long-term debt, net of discounts	—	—	2,352,115	1,891,656
Senior notes and preferred shares issuance costs	(9,068)	(159)	(16,592)	(10,077)
Senior notes repurchase and repayments	—	—	(56,420)	—
Other debt repayments	(75,145)	(136)	(1,470,363)	(1,016,572)
Payments on cross-currency agreements	—	—	—	(291,920)
Senior notes repurchase premium	—	—	(564)	—
Debt retirement costs	—	—	—	(79,488)
Issue of Class B Non-Voting Shares, net of after-tax expenses [note 5]	8,226	13,803	32,449	39,291
Issue of preferred shares [note 5]	300,000	—	300,000	—
Purchase of Class B Non-Voting Shares for cancellation	—	—	—	(118,150)
Dividends paid on Class A Shares and Class B Non-Voting Shares	(90,457)	(95,100)	(281,442)	(276,861)
Distributions paid to non-controlling interests	(9,850)	—	(14,400)	—

	123,706	(76,330)	844,783	143,141

Effect of currency translation on cash balances and cash flows	—	—	—	(1)

Increase (decrease) in cash	294,010	(669,949)	416,226	(453,237)
Cash, beginning of the period	338,951	669,949	216,735	453,237

Cash, end of the period	632,961	—	632,961	—

Cash includes cash and cash equivalents
See accompanying notes

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2011 and 2010
[all amounts in thousands of Canadian dollars, except per share amounts]
1. BASIS OF PRESENTATION AND ACCOUNTING POLICIES
The unaudited interim Consolidated Financial Statements include the accounts of Shaw Communications Inc. and its subsidiaries (collectively the “Company”). The notes presented in these unaudited interim Consolidated Financial Statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed in the Company’s annual audited consolidated financial statements. As a result, these unaudited interim Consolidated Financial Statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2010.
The unaudited interim Consolidated Financial Statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as noted below.
Adoption of accounting policies for Shaw Media
The following accounting policies have been adopted for the Company’s new television broadcasting operations (Shaw Media).
Revenue
Subscriber revenue is recognized monthly based on subscriber levels. Advertising revenues are recognized in the period in which the advertisements are broadcast and recorded net of agency commissions as these amounts are paid directly to the agency or advertiser. When a sales arrangement includes multiple advertising spots, the proceeds are allocated to individual advertising spots under the arrangement based on relative fair values.
Program Rights and Advances
Program rights represent licensed rights acquired to broadcast television programs on the Company’s conventional and specialty television channels and program advances are in respect of payments for programming prior to the window license start date. For licensed rights, the Company records a liability for program rights and corresponding asset when the license period has commenced and all of the following conditions have been met: (i) the cost of the program is known or reasonably determinable, (ii) the program material has been accepted by the Company in accordance with the license agreement and (iii) the material is available to the Company for telecast. Program rights are expensed on a systematic basis over the estimated exhibition period as the programs are aired and are included in operating, general and administrative expenses. If program rights are not scheduled, they are considered impaired and are written off.
CRTC Benefit Obligations
The fair value of CRTC benefit obligations committed as part of business acquisitions are initially recorded, on a discounted basis, at the present value of amounts to be paid net of any expected incremental cash inflows. The obligation is subsequently adjusted for the incurrence of related expenditures, the passage of time and for revisions to the timing of the cash flows. Changes in the obligation due to the passage of time are recorded as accretion of long-term liabilities in the income statement.
Asset Retirement Obligations
The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred, on a discounted basis, with a corresponding increase to the carrying amount of property and equipment. This cost is amortized on the same basis as the related asset. The liability is subsequently increased for the passage of time and the accretion is recorded in the income statement as accretion of long-term liabilities. Revisions due to the estimated timing of cash flows or the amount required to settle the obligation may result in an increase or decrease in the liability. Actual costs incurred upon settlement of the obligation are charged against the liability to the extent recorded.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2011 and 2010
[all amounts in thousands of Canadian dollars, except per share amounts]
Embedded Derivative Instruments
Derivatives embedded in other financial instruments or contracts are separated from their host contracts and separately accounted for as derivatives when their economic characteristics and risks are not closely related to the host contract, they meet the definition of a derivative and the combined instrument or contract is not measured at fair value. The Company records embedded derivatives at fair value with changes recognized in the income statement as loss/gain on derivative instruments.
Adoption of recent accounting pronouncements
Business Combinations
Effective September 1, 2010, the Company early adopted CICA Handbook Section 1582 “Business Combinations”, which replaces Section 1581 “Business Combinations”. The differences which arise from the new accounting standard relate to details in applying the acquisition method. The significant changes that result include (i) a change in the measurement date for equity instruments issued by the acquirer from a few days before and after the announcement date to the acquisition date, (ii) contingent consideration is recognized at fair value and subsequently remeasured at each reporting date until settled, (iii) future adjustments to income tax estimates are recorded in income whereas previously, certain changes were recorded in goodwill, (iv) acquisition related costs, other than costs to issue debt or equity instruments, and acquisition related restructuring costs must be expensed, (v) for business combinations completed in stages, identifiable net assets are recognized at fair value when control is obtained and a gain or loss is recognized for the difference in fair value and carrying value of the previously held equity interests, (vi) the fair value of identifiable assets and liabilities attributable to non-controlling interests must be recognized, and (vii) non-controlling interests are recorded at either fair value or their proportionate share of the fair value of identifiable net assets acquired.
Consolidated Financial Statements and Non-controlling Interests
Effective September 1, 2010, the Company early adopted CICA Handbook Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-controlling Interests” which replace Section 1600 “Consolidated Financial Statements”. The new standards provide guidance for the preparation of financial statements and accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. For presentation and disclosure purposes, non-controlling interests are classified as a separate component of shareholders’ equity. In addition, net income and comprehensive income is attributed to the Company’s shareholders and to non-controlling interests rather than reflecting the non-controlling interests as a deduction to arrive at net income and comprehensive income.
Recent accounting pronouncements
International Financial Reporting Standards (IFRS)
In February 2008, the CICA Accounting Standards Board (AScB) confirmed that Canadian publicly accountable enterprises will be required to adopt International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), for fiscal periods beginning on or after January 1, 2011. These standards require the Company to begin reporting under IFRS in the first quarter of fiscal 2012 with comparative data for the prior year. The Company has developed its plan and has completed the preliminary identification and assessment of the accounting and reporting differences under IFRS as compared to Canadian GAAP. Evaluation of and selection of accounting policies as well as quantification of the expected differences between IFRS and Canadian GAAP are in progress; however, at this time, the full impact of adopting IFRS is not reasonably estimable or determinable.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2011 and 2010
[all amounts in thousands of Canadian dollars, except per share amounts]
2. BUSINESS SEGMENT INFORMATION
The Company provides cable television services, high-speed Internet access, Digital Phone and Internet infrastructure services (“Cable”); television broadcasting (Shaw Media); DTH satellite services (Shaw Direct); and, satellite distribution services (“Satellite Services”). Shaw Media’s operating results are affected by seasonality and fluctuate throughout the year due to a number of factors including seasonal advertising and viewing patterns. As such, operating results for an interim period should not be considered indicative of full fiscal year performance. In general, advertising revenues are higher during the first quarter and lower during the fourth quarter and expenses are incurred more evenly throughout the year. All of these operations are substantially located in Canada. Information on operations by segment is as follows:
Operating information

	Three months ended May 31,		Nine months ended May 31,
	2011	2010	2011	2010
	$	$	$	$
Revenue
Cable	784,671	746,322	2,311,905	2,189,505
DTH	188,291	181,962	557,844	541,328
Satellite Services	21,411	20,595	61,994	62,208
Media	312,131	—	681,459	—

	1,306,504	948,879	3,613,202	2,793,041
Intersegment eliminations	(21,816)	(5,247)	(52,998)	(14,333)

	1,284,688	943,632	3,560,204	2,778,708

Operating income (expenditures) before amortization (1) (4)
Cable	387,751	363,096	1,099,316	1,097,821
DTH	64,639	62,530	183,767	205,991
Satellite Services	11,243	10,286	31,839	31,877
Media	117,430	—	239,677	—
Wireless	(1,488)	(90)	(7,146)	(90)

	579,575	435,822	1,547,453	1,335,599

Interest (2)
Cable	61,570	51,849	170,417	161,767
DTH and Satellite Services	6,563	6,563	19,390	19,688
Media	15,774	—	37,595	—
Wireless	5,482	3,055	15,269	3,055
Burrard Landing Lot 2 Holdings Partnership	322	330	972	997

	89,711	61,797	243,643	185,507

Cash taxes (3)
Cable	45,100	31,001	134,100	119,005
DTH and Satellite Services	12,316	9,000	37,316	38,000
Media	10,000	—	22,200	—
Other/non-operating	(18,988)	(17,950)	(33,338)	(29,673)

	48,428	22,051	160,278	127,332

(1)	The nine months ended May 31, 2010 includes the impact of a one-time CRTC Part II fee recovery of $48,662 for Cable and $26,570 for combined satellite.

(2)
The Company reports interest on a segmented basis for Cable, Media, Wireless and combined satellite only. It does not report interest on a segmented basis for DTH and Satellite Services. Interest is allocated to the Wireless division based on the Company’s average cost of borrowing to fund the capital expenditures and operating costs.

(3)	The Company reports cash taxes on a segmented basis for Cable, Media and combined satellite only. It does not report cash taxes on a segmented basis for DTH and Satellite Services.

(4)
The presentation of segmented operating income (expenditures) before amortization has been adjusted to reflect on a gross basis to include intersegment transactions. As a result, for the three months ended operating income before amortization for Cable and DTH have decreased by $843 and $32, respectively and increased by $875 for Satellite Services, and for the nine months ended operating income before amortization for Cable and DTH have decreased by $2,540 and $85, respectively and increased by $2,625 for Satellite Services.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2011 and 2010
[all amounts in thousands of Canadian dollars, except per share amounts]
Capital expenditures

	Three months ending May 31,		Nine months ending May 31,
	2011	2010	2011	2010
	$	$	$	$
Capital expenditures accrual basis
Cable (including corporate)	142,898	168,441	461,074	488,463
Satellite (net of equipment profit)	1,376	1,885	4,397	3,924
Media	7,103	—	14,506	—
Wireless	15,394	9,178	70,844	9,178

	166,771	179,504	550,821	501,565

Equipment costs (net of revenue)
Cable	9,044	3,058	24,866	12,879
Satellite	14,841	17,675	53,495	59,342

	23,885	20,733	78,361	72,221

Capital expenditures and equipment costs (net)
Cable	151,942	171,499	485,940	501,342
Satellite	16,217	19,560	57,892	63,266
Media	7,103	—	14,506	—
Wireless	15,394	9,178	70,844	9,178

	190,656	200,237	629,182	573,786

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	158,176	150,733	593,069	481,290
Additions to equipment costs (net)	32,436	20,733	86,912	72,221
Additions to other intangibles	21,082	11,079	80,568	25,859

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows	211,694	182,545	760,549	579,370
Increase (decrease) in working capital related to capital expenditures and equipment costs (net)	(19,812)	18,620	(121,985)	(3,095)
Less: Proceeds on disposal of property, plant and equipment	(469)	(150)	(7,268)	(261)
Less: Satellite equipment profit (1)	(757)	(778)	(2,114)	(2,228)

Total capital expenditures and equipment costs (net) reported by segments	190,656	200,237	629,182	573,786

(1)
The profit from the sale of satellite equipment is subtracted from the calculation of segmented capital expenditures and equipment costs (net) as the Company views the profit on sale as a recovery of expenditures on customer premise equipment.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2011 and 2010
[all amounts in thousands of Canadian dollars, except per share amounts]
Assets

	May 31, 2011
			Satellite
	Cable	DTH	Services	Media	Wireless	Total
	$	$	$	$	$	$
Segment assets	7,132,622	850,315	477,021	2,890,389	359,333	11,709,680

Corporate assets						1,050,347

Total assets						12,760,027

	August 31, 2010
			Satellite
	Cable	DTH	Services	Media	Wireless	Total
	$	$	$	$	$	$
Segment assets	7,111,526	844,502	483,404	739,125	287,626	9,466,183

Corporate assets						687,782

Total assets						10,153,965

3. BUSINESS ACQUISITIONS

	May 31, 2011
		Cumulative equity
	Cash (1)	income	Total
	$	$	$
Television broadcasting businesses (i)	1,208,112	2,180	1,210,292
Cable system (ii)	3,472	—	3,472

	1,211,584	2,180	1,213,764

(1)
The cash consideration includes $708,000 paid in 2010 for the Company’s initial equity investment in CW Media and an option to acquire an additional equity interest. The acquisition-date fair value of the Company’s initial equity investment approximated $549,000 compared to its carrying value of $558,500 under the equity method of accounting which resulted in an amount of approximately $9,500 related to transaction costs which are included in business acquisition, integration and restructuring expenses in the income statement.

(i)
On May 3, 2010 the Company announced that it had entered into agreements to acquire 100% of the broadcasting businesses of Canwest Global Communications Corp. (“Canwest”). The acquisition includes all of the over-the-air channels, which were in creditor protection, and the specialty television business of Canwest, including Canwest’s equity interest in CW Investments Co. (“CW Media”), the company that owns the portfolio of specialty channels acquired from Alliance Atlantis Communications Inc. in 2007. During the third quarter of 2010, the Company completed certain portions of the acquisition including acquiring a 49.9% equity interest, a 29.9% voting interest, and an option to acquire an additional 14.8% equity interest and 3.4% voting interest in CW Media. On October 22, 2010, the CRTC approved the transaction and the Company closed the purchase on October 27, 2010. Certain of the subsidiary specialty channels continue to have non-controlling interests. The purpose of the acquisition is to combine programming content with the Company’s cable and satellite distribution network, and future wireless service, to create a vertically integrated entertainment and communications company.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2011 and 2010
[all amounts in thousands of Canadian dollars, except per share amounts]

The transaction has been accounted for using the acquisition method and results of operations have been included commencing October 27, 2010. These broadcasting businesses have contributed $681,459 of revenue and $239,677 of operating income before amortization for the period from October 27 to May 31, 2011. If the acquisition had closed on September 1, 2010, the Media revenue and operating income before amortization for the nine month period would have been approximately $865,000 and $312,000, respectively. Net income is not determinable due to emergence of certain portions of the business from bankruptcy protection.

In the current year, acquisition related costs of $60,882 have been expensed and include amounts incurred to effect the transaction, such as professional fees paid to lawyers and consultants, as well as restructuring costs to integrate the new businesses and increase organizational effectiveness for future growth as well as senior leadership reorganization.

As part of the CRTC decision approving the transaction, the Company is required to contribute approximately $180,000 in new benefits to the Canadian broadcasting system over the next seven years. Most of this contribution will be used to create new programming on Canwest services, construct digital transmission towers and provide a satellite solution for over-the-air viewers whose local television stations do not convert to digital. The obligation has been recorded in the income statement at fair value, being the sum of the discounted future net cash flows using a 5.75% discount rate. In addition, the Company assumed the CRTC benefit obligation from Canwest’s acquisition of Specialty services in 2007 which was a remaining commitment of approximately $95,000 on acquisition.

The purchase price allocation is preliminary pending finalization of valuation of the net assets acquired. A summary of net assets acquired and preliminary allocation is as follows:

$
Net assets acquired at assigned fair values
Cash and cash equivalents	83,134
Receivables	296,665
Other current assets (1)	236,898
Future income taxes	26,882
Derivative instrument	15,765
Investments and other assets	15,958
Property, plant and equipment	140,617
Intangibles (2)	1,567,259
Goodwill, not deductible for tax (3)	641,664

3,024,842
Current liabilities (1)	(284,293)
Current debt (4)	(399,065)
Derivative instruments (4)	(81,975)
Non-current liabilities	(104,864)
Future income taxes	(287,006)
Long-term debt (5)	(411,633)
Non-controlling interests (6)	(245,714)

1,210,292

(1)
The Company acquired a remaining tax indemnity amount of $25,906 as part of the acquisition. The indemnity arose in 2007 as part of Canwest’s acquisition of Specialty services where a wholly-owned subsidiary of CW Media entered into an agreement pursuant to which certain of the parties agreed to indemnify the company in respect of certain tax liabilities. A corresponding income tax liability was also assumed which according to the terms of the agreement, will be recovered from other parties to the agreement if and when the liabilities are settled.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2011 and 2010
[all amounts in thousands of Canadian dollars, except per share amounts]

(2)	Intangibles includes broadcast licenses, brands, program rights, a trademark and software assets.

(3)
Goodwill comprises the value of expected efficiencies from combining programming content and distribution businesses into vertically integrated operations, growth expectations and an assembled workforce.

(4)	Current debt is comprised of a US $389,636 term loan. Shortly after closing the acquisition, the Company repaid the term loan including breakage of the related currency swaps.

(5)
Within 30 days of closing the transaction, a subsidiary of CW Media was required to make a change of control offer at a cash price equal to 101% of the obligations under the US $338,306 13.5% senior unsecured notes due 2015 issued by it in accordance with a related indenture dated as of July 3, 2008. As a result, on November 15, 2010, an offer was made to purchase all of the notes for an effective purchase price of US $1,145.58 for each US $1,000 face amount. An aggregate of US $51,620 face amount was tendered under the offer and purchased by the Company during the second quarter for cancellation for an aggregate price of approximately US $59,135, including accrued interest. The change of control offer expired on December 15, 2010 and no further purchases are required.

(6)
Non-controlling interests in certain of the subsidiary specialty channels were assumed as part of the acquisition and are recorded at their proportionate share of the fair value of identifiable net assets acquired.

(ii)
During the first quarter, the Company purchased the assets of the Lake Broadcasting cable system serving approximately 1,000 basic subscribers in the interior of British Columbia. These assets were purchased as they compliment the Company’s existing surrounding cable systems. The transaction has been accounted for using the acquisition method and results of operations have been included commencing October 1, 2010. These assets have contributed approximately $495 of revenue and $145 of operating income before amortization for the period October 1 to May 31, 2011. A summary of net assets acquired is as follows:

$
Identifiable net assets acquired at assigned fair values
Property, plant and equipment	584
Broadcast rights	2,916

3,500
Working capital deficiency	(28)

3,472

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2011 and 2010
[all amounts in thousands of Canadian dollars, except per share amounts]
4. LONG-TERM DEBT

		May 31, 2011
			Adjustment		August 31, 2010
		Long-term	for finance	Long-term	Long-term
	Effective	debt at	costs and fair	debt	debt at	Adjustment	Long-term
	interest	amortized	value	repayable at	amortized	for finance	debt repayable
	rates	cost (1)	adjustment (1)	maturity	cost (1)	costs (1)	at maturity
	%	$	$	$	$	$	$
Corporate
Senior notes-
Bank loans	Variable	—	—	—	—	—	—
Cdn $600,000 6.50% due June 2, 2014	6.56	595,863	4,137	600,000	594,941	5,059	600,000
Cdn $400,000 5.70% due March 2, 2017	5.72	396,503	3,497	400,000	396,124	3,876	400,000
Cdn $450,000 6.10% due November 16, 2012	6.11	448,495	1,505	450,000	447,749	2,251	450,000
Cdn $300,000 6.15% due May 9, 2016	6.34	293,772	6,228	300,000	292,978	7,022	300,000
Cdn $1,250,000 5.65% due October 1, 2019	5.69	1,241,275	8,725	1,250,000	1,240,673	9,327	1,250,000
Cdn $1,450,000 6.75% due November 9, 2039 (3)	6.89	1,415,692	34,308	1,450,000	641,684	8,316	650,000
Cdn $350,000 7.50% due November 20, 2013	7.50	347,736	2,264	350,000	347,129	2,871	350,000
Cdn $500,000 5.50% due December 7, 2020 (4)	5.55	495,242	4,758	500,000	—	—	—

		5,234,578	65,422	5,300,000	3,961,278	38,722	4,000,000

Other subsidiaries and entities
Burrard Landing Lot 2 Holdings Partnership	6.31	20,536	69	20,605	20,950	83	21,033
Shaw Media Inc. 13.50% US senior unsecured notes due August 15, 2015 (2)	8.56	319,651	(46,183)	273,468	—	—	—

Total consolidated debt		5,574,765	19,308	5,594,073	3,982,228	38,805	4,021,033
Less current portion (5)		584	19	603	557	19	576

		5,574,181	19,289	5,593,470	3,981,671	38,786	4,020,457

(1)
Long-term debt, excluding bank loans, is presented net of unamortized discounts, finance costs and bond forward proceeds of $65,491 (August 31, 2010 — $38,805) and a fair value adjustment of $46,183 (US $47,670) in respect of the US senior unsecured notes assumed on the acquisition of CW Media.

(2)
The US $338,306 senior unsecured notes, which were assumed on acquisition of the Canwest broadcasting business, are translated at the period end foreign exchange rate. During the second quarter, US $51,620 face amount was tendered under a change of control offer and purchased by the Company for cancellation (see note 3) which resulted in a gain of $9,981. The gain resulted from recognizing the remaining unamortized acquisition date fair value adjustment of $10,545 in respect of the US $51,620 face amount net of the 1% repurchase premium of $564. After giving effect to the aforementioned repurchase, US $260,380 face amount remains outstanding. The US $312,000 senior unsecured notes were originally issued on July 3, 2008 at 13.5% per annum, compounded semi-annually. For periods up to August 15, 2011 (the “cash interest date”), interest is accrued, however is not payable until maturity unless the Company elects to pay interest in cash with respect to any period before the cash interest date. At May 31, 2011 US $21,953 of accrued interest remains outstanding and included in the principal debt balance with respect to the period of July 3, 2008 to February 15, 2009. Interest for all periods subsequent to February 15, 2009 has been paid in cash. After August 15, 2011, interest is payable in cash commencing February 15, 2012. The senior unsecured notes have a variable prepayment option at a premium of 106.75 in 2011 which declines on a straight-line basis to par in 2013. The prepayment option represents an embedded derivative that is accounted for separately at fair value.

(3)
On each of December 7, 2010 and February 17, 2011, the Company issued an additional $400,000 under the reopened 6.75% senior unsecured notes due 2039. The effective interest rate on the aggregate $1,450,000 senior notes is 6.89% due to discounts on the issuances.

(4)
On December 7, 2010, the Company issued $500,000 senior notes at a rate of 5.50% due December 7, 2020. The effective rate is 5.55% due to the discount on the issuance. The senior notes are unsecured obligations that rank equally and ratably with all existing and future senior unsecured indebtedness. The notes are redeemable at the Company’s option at any time, in whole or in part, prior to maturity at 100% of the principal plus a make-whole premium. In conjunction with the senior notes issuances in December 2010, the unsecured $500,000 revolving credit facility was cancelled.

(5)	Current portion of long-term debt is the amount due within one year on the Partnership’s mortgage bonds.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2011 and 2010
[all amounts in thousands of Canadian dollars, except per share amounts]
5. SHARE CAPITAL
Issued and outstanding
Changes in share capital during the nine months ended May 31, 2011 are as follows:

	Class A Shares		Class B Non-Voting Shares		Preferred Shares
	Number	$	Number	$	Number	$
August 31, 2010	22,520,064	2,468	410,622,001	2,248,030	—	—
Issued upon stock option plan exercises	—	—	1,920,048	35,275	—	—
Issued pursuant to dividend reinvestment plan	—	—	474,987	9,535	—	—
Issued pursuant to prospectus supplement	—	—	—	—	12,000,000	300,000
Share issue costs, net of tax	—	—	—	—	—	(6,686)

May 31, 2011	22,520,064	2,468	413,017,036	2,292,840	12,000,000	293,314

Preferred shares
On May 31, 2011, the Company issued 12,000,000 Cumulative Redeemable Rate Reset Preferred Shares, Series A (“Preferred Shares”) at a price of $25.00 per Preferred Share for aggregate gross proceeds of $300,000. The Preferred Shares were offered by way of prospectus supplement to the short form base shelf prospectus dated November 18, 2010.
Holders of the Preferred Shares are entitled to receive, as and when declared by the Company’s board of directors, a cumulative quarterly fixed dividend yielding 4.50% annually for the initial period ending June 30, 2016. Thereafter, the dividend rate will be reset every five years at a rate equal to the then current 5-year Government of Canada bond yield plus 2.00%. Holders of Preferred Shares will have the right, at their option, to convert their shares into Cumulative Redeemable Floating Rate Preferred Shares, Series B (the “Series B Preferred Shares”), subject to certain conditions, on June 30, 2016 and on June 30 every five years thereafter. Holders of the Series B Preferred Shares will be entitled to receive cumulative quarterly dividends, as and when declared by the Company’s board of directors, at a rate set quarterly equal to the then current three-month Government of Canada Treasury Bill yield plus 2.00%.
Preferred shares are classified as equity since redemption is at the Company’s option and payment of dividends is at the Company’s discretion.
Stock option plan
Under a stock option plan, directors, officers, employees and consultants of the Company are eligible to receive stock options to acquire Class B Non-Voting Shares with terms not to exceed 10 years from the date of grant. Options granted up to May 31, 2011 vest evenly on the anniversary dates from the original grant at either 25% per year over four years or 20% per year over five years. The options must be issued at not less than the fair market value of the Class B Non-Voting Shares at the date of grant. The maximum number of Class B Non-Voting Shares issuable under the plan may not exceed 52,000,000. To date 16,024,633 Class B Non-Voting Shares have been issued under the plan. During the nine months ended May 31, 2011, 1,920,048 options were exercised for $32,449.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2011 and 2010
[all amounts in thousands of Canadian dollars, except per share amounts]
The changes in options for the nine months ended May 31, 2011 are as follows:

		Weighted average
		exercise price
	Number	$
Outstanding, beginning of period	23,993,150	20.48
Granted	2,939,000	20.89
Forfeited	(1,983,152)	20.59
Exercised	(1,920,048)	16.90

Outstanding, end of period	23,028,950	20.82

The following table summarizes information about the options outstanding at May 31, 2011:

		Weighted
		average	Weighted		Weighted
	Number	remaining	average exercise	Number	average
Range of prices	outstanding	contractual life	price	exercisable	exercise price
$8.69	20,000	2.39	$8.69	20,000	$8.69
$14.85 - $22.27	15,376,450	7.23	$19.02	6,692,200	$17.95
$22.28 - $26.20	7,632,500	6.26	$24.48	5,960,125	$24.48
The weighted average estimated fair value at the date of the grant for common share options granted was $3.16 per option (2010 — $3.05 per option) and $3.12 per option (2010 — $3.12 per option) for the three and nine months ended, respectively. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	Three months ending May 31,		Nine months ending May 31,
	2011	2010	2011	2010
Dividend yield	4.45%	4.41%	4.31%	4.31%
Risk-free interest rate	2.58%	2.31%	2.18%	2.37%
Expected life of options	5 years	5 years	5 years	5 years
Expected volatility factor of the future expected market price of Class B Non-Voting Shares	25.7%	26.1%	25.8%	26.4%
Contributed surplus
The changes in contributed surplus are as follows:

Nine months ended
May 31, 2011
$
Balance, beginning of period	53,330
Stock-based compensation	13,003
Stock options exercised	(2,826)

Balance, end of period	63,507

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2011 and 2010
[all amounts in thousands of Canadian dollars, except per share amounts]
Dividend reinvestment plan
The Company has a Dividend Reinvestment Plan (“DRIP”) that allows holders of Class A Shares and Class B Non-Voting Shares who are residents of Canada to automatically reinvest monthly cash dividends to acquire additional Class B Non-Voting Shares. During the current quarter, the Company announced that the Class B Non-Voting Shares distributed under its DRIP would be new shares issued from treasury at a 2% discount from the 5 day weighted average market price immediately preceding the applicable dividend payment date. Previously, the Class B Non-Voting Shares were acquired in the open market at prevailing market prices. The change was effective for the May 30, 2011 dividend payment.
6. EARNINGS PER SHARE
Earnings per share calculations are as follows:

	Three months ending May 31,		Nine months ending May 31,
	2011	2010	2011	2010
Numerator for basic and diluted earnings per share ($)
Net income attributable to common shareholders	194,860	158,216	372,992	411,157

Denominator (thousands of shares)
Weighted average number of Class A Shares and Class B Non-Voting Shares for basic earnings per share	434,816	432,323	434,346	432,595
Effect of dilutive securities	817	1,058	1,117	1,236

Weighted average number of Class A Shares and Class B Non-Voting Shares for diluted earnings per share	435,633	433,381	435,463	433,831

Earnings per share ($)
Basic and diluted	0.45	0.37	0.86	0.95

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2011 and 2010
[all amounts in thousands of Canadian dollars, except per share amounts]
7. OTHER COMPREHENSIVE INCOME (LOSS) AND ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Components of other comprehensive income (loss) and the related income tax effects for the nine months ended May 31, 2011 are as follows:

	Amount	Income taxes	Net
	$	$	$
Change in unrealized fair value of derivatives designated as cash flow hedges	(15,835)	2,968	(12,867)
Adjustment for hedged items recognized in the period	3,556	(967)	2,589
Unrealized loss on available-for-sale investment	(1)	—	(1)
Unrealized foreign exchange loss on translation of a self-sustaining foreign operation	(3)	—	(3)

	(12,283)	2,001	(10,282)

Components of other comprehensive income (loss) and the related income tax effects for the three months ended May 31, 2011 are as follows:

	Amount	Income taxes	Net
	$	$	$
Change in unrealized fair value of derivatives designated as cash flow hedges	(434)	119	(315)
Adjustment for hedged items recognized in the period	2,382	(655)	1,727
Unrealized loss on available-for-sale investment	(62)	8	(54)

	1,886	(528)	1,358

Components of other comprehensive income (loss) and the related income tax effects for the nine months ended May 31, 2010 are as follows:

	Amount	Income taxes	Net
	$	$	$
Change in unrealized fair value of derivatives designated as cash flow hedges	(63,086)	10,864	(52,222)
Adjustment for hedged items recognized in the period	18,068	(5,425)	12,643
Reclassification of foreign exchange loss on hedging derivatives to income to offset foreign exchange gain on US denominated debt	40,505	(5,565)	34,940
Reclassification of remaining losses on hedging derivatives to income upon early redemption of hedged US denominated debt	50,121	(7,463)	42,658
Unrealized loss on available-for-sale investment	(570)	74	(496)
Unrealized foreign exchange loss on translation of a self-sustaining foreign operation	(2)	—	(2)

	45,036	(7,515)	37,521

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2011 and 2010
[all amounts in thousands of Canadian dollars, except per share amounts]
Components of other comprehensive income (loss) and the related income tax effects for the three months ended May 31, 2010 are as follows:

	Amount	Income taxes	Net
	$	$	$
Change in unrealized fair value of derivatives designated as cash flow hedges	(966)	377	(589)
Adjustment for hedged items recognized in the period	2,784	(1,054)	1,730
Unrealized loss on available-for-sale investment	(903)	117	(786)
Unrealized foreign exchange loss on translation of a self-sustaining foreign operation	(1)	—	(1)

	914	(560)	354

Accumulated other comprehensive income (loss) is comprised of the following:

	May 31, 2011	August 31, 2010
	$	$
Unrealized foreign exchange gain on translation of a self-sustaining foreign operation	346	349
Fair value of derivatives	(1,651)	8,627
Unrealized loss on available-for-sale investment	(1)	—

	(1,306)	8,976

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2011 and 2010
[all amounts in thousands of Canadian dollars, except per share amounts]
8. STATEMENTS OF CASH FLOWS
Disclosures with respect to the Consolidated Statements of Cash Flows are as follows:
(i) Funds flow from operations

	Three months ended May 31,		Nine months ended May 31,
	2011	2010	2011	2010
	$	$	$	$

Net income	202,670	158,216	390,301	411,157
Adjustments to reconcile net income to funds flow from operations:
Amortization
Deferred IRU revenue	(3,137)	(3,137)	(9,410)	(9,410)
Deferred equipment revenue	(26,340)	(29,865)	(79,373)	(91,608)
Deferred equipment costs	50,758	56,497	152,756	174,146
Deferred charges	256	256	768	768
Property, plant and equipment	146,045	128,348	452,740	384,728
Other intangibles	10,987	6,443	33,061	24,378
Financing costs — long-term debt	1,097	962	3,206	3,015
Program rights	22,668	—	65,244	—
Future income tax expense (recovery)	23,066	29,410	(12,176)	2,363
Equity loss (income) on investees	(255)	2,700	(14,089)	2,700
Debt retirement costs	—	—	—	81,585
Gain on repurchase of debt [note 4]	—	—	(9,981)	—
CRTC benefit obligation [note 3]	—	—	139,098	—
CRTC benefit obligation funding	(8,317)	—	(15,343)	—
Business acquisition, integration and restructuring expenses	—	—	37,196	—
Stock-based compensation	3,187	4,430	11,273	13,197
Defined benefit pension plan	7,585	6,969	24,243	20,906
Loss on derivative instruments	3,016	487	25,780	45,783
Realized loss on settlement of financial instruments	(5,846)	(12,649)	(19,116)	(19,324)
Payments on cross-currency agreements [note 3]	—	—	(86,109)	—
Foreign exchange gain on unhedged long-term debt	(791)	—	(23,376)	—
Accretion of long-term liabilities	5,049	644	10,862	1,497
Other	(1,393)	1,099	87	2,087

Funds flow from operations	430,305	350,810	1,077,642	1,047,968

(ii)	Changes in non-cash working capital balances related to operations include the following:

	Three months ended May 31,		Nine months ended May 31,
	2011	2010	2011	2010
	$	$	$	$
Accounts receivable	(42,453)	25,246	(32,723)	(5,155)
Prepaids and other	1,767	2,964	(15,008)	2,356
Accounts payable and accrued liabilities	(19,345)	(73,579)	(77,775)	(122,966)
Income taxes payable	(7,112)	21,486	(194,390)	116,369
Unearned revenue	3,954	1,617	6,047	3,119

	(63,189)	(22,266)	(313,849)	(6,277)

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2011 and 2010
[all amounts in thousands of Canadian dollars, except per share amounts]
(iii)	Interest and income taxes paid and classified as operating activities are as follows:

	Three months ended May 31,		Nine months ended May 31,
	2011	2010	2011	2010
	$	$	$	$
Interest	131,464	103,873	280,139	218,393
Income taxes	51,379	860	348,046	4,189
(iv)	Non-cash transactions:
The Consolidated Statements of Cash Flows exclude the following non-cash transactions:

	Three months ended May 31,		Nine months ended May 31,
	2011	2010	2011	2010
	$	$	$	$
Issuance of Class B Non-Voting Shares:
Dividend reinvestment plan	9,535	—	9,535	—
Cable system acquisition	—	—	—	120,000
9. OTHER LIABILITIES
Other current liability is the obligation which arose in fiscal 2010 with respect to the principal components of the US $300,000 amended cross-currency interest rate agreements. Other long-term liabilities include the long-term portion of the Company’s employee benefit plans of $180,387, the non-current portion of CRTC benefit obligations, including the amount assumed on acquisition, of $150,429 and other liabilities totaling $20,768. The total benefit costs expensed under the Company’s defined benefit pension plans were $10,572 (2010 — $7,331) and $31,067 (2010 — $21,992) for the three and nine months ended May 31, 2011, respectively.
10. RESTRUCTURING EXPENSES
During the third quarter the Company recorded $29,361 in respect of its restructuring activities to streamline operations, drive efficiencies and enhance competiveness. The restructuring included elimination of approximately 550 employee positions, management relocations and facilities consolidation. A total of $22,498 was paid during the quarter. The majority of the remaining employee related costs are expected to be paid within the next six months while facilities consolidation costs are expected to be incurred through fiscal 2017 as lease payments are made.
11. COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS
Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current year.